                                                     RULE NO. 424(b)(1)
                                                     REGISTRATION NO. 333-47921



                               4,000,000 SHARES

                                    [LOGO]
                       AMERICAN DISPOSAL SERVICES, INC.


                                 COMMON STOCK

                            ---------------------

  Of the 4,000,000 shares of Common Stock offered hereby, 1,488,629 shares are being issued and sold by American Disposal Services, Inc. (the "Company") and 2,511,371 shares are being sold by certain selling stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ADSI." On April 2, 1998, the last sale price of the Common Stock as reported by the Nasdaq National Market was $37.31 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                            ---------------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                    PROCEEDS TO
                                PRICE TO   UNDERWRITING PROCEEDS TO   SELLING
                                 PUBLIC    DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share...................     $36.50       $1.825      $34.675     $34.675
Total(3)....................  $146,000,000  $7,300,000  $51,618,211 $87,081,789

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.
(2) Before deducting expenses of the offering payable by the Company estimated at $1,000,000.
(3) The Underwriters have been granted an option by the Company, exercisable within 30 days from the date hereof, to purchase up to 600,000 additional shares of Common Stock, at the Price to Public per share, less the Underwriting Discount, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $167,900,000, $8,395,000 and $72,423,211, respectively. See
    "Underwriting."

                            ---------------------

  The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates representing the shares will be made against payment on or about April 8, 1998, at the offices of CIBC Oppenheimer Corp., CIBC Oppenheimer Tower, One World Financial Center, New York, New York 10281.

                            ---------------------

                          Joint Book-Running Managers

CIBC OPPENHEIMER                                   DONALDSON, LUFKIN & JENRETTE
                                                     SECURITIES CORPORATION

                 The date of this Prospectus is April 3, 1998.

                        AMERICAN DISPOSAL SERVICES, INC.

                               CURRENT OPERATIONS


                                     [MAP]

                      -----------------------------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, PENALTY BIDS AND PASSIVE MARKET MAKING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Company's consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all financial information, share and per share data in this
Prospectus: (i) give effect to an exchange of the Company's common stock, par value $.01 per share ("Common Stock"), in connection with the formation of a holding company, effective as of January 1, 1996; (ii) give effect to a 13.5 for 1 stock split consummated on May 31, 1996; (iii) exclude 2,059,358 shares of Common Stock of the Company issuable upon exercise of outstanding warrants and stock options; and (iv) assume no exercise of the Underwriters' over-allotment option. As used in this Prospectus, the terms "Company" and "American Disposal Services" refer collectively to American Disposal Services, Inc. and its subsidiaries, unless the context otherwise requires.

                              --------------------

                                  THE COMPANY

  American Disposal Services is a regional, integrated, non-hazardous solid waste services company that provides solid waste collection, transfer and disposal services primarily in the Midwest and in the Northeast. The Company owns nine solid waste landfills and owns, operates or has exclusive contracts to receive waste from 20 transfer stations. The Company's operations cover six primary operating regions and its landfills and transfer stations are supported by 17 collection divisions, which currently serve over 400,000 residential, commercial and industrial customers. The Company has adopted an acquisition-based growth strategy and intends to continue its expansion, generally in its existing and proximate markets. Since January 1993, the Company has acquired 70 solid waste businesses, including eight solid waste landfills and 66 solid waste collection companies.

  The Company began its operations in the Midwest and currently has operations in the following 12 states: Arkansas, Connecticut, Illinois, Indiana, Kansas, Kentucky, Massachusetts, Missouri, Ohio, Oklahoma, Pennsylvania and Rhode Island. The Company's objective is to build a large profitable fully-integrated solid waste services company with an established market presence in secondary markets. The Company expects the current consolidation trends in the solid waste industry to continue as many independent landfill and collection operators lack the capital resources, management skills and technical expertise necessary to operate in compliance with stringent environmental and other governmental regulations.

  The Company's operating program generally involves a four-step process: (i) acquiring solid waste landfills in markets that are within approximately 125 miles of significant metropolitan centers; (ii) securing captive waste streams for its landfills through the acquisition or development of transfer stations serving those markets, through acquisitions of collection companies and by entering into long-term contracts directly with customers or collection companies; (iii) making "tuck-in" acquisitions of collection companies to further penetrate its target markets; and (iv) integrating these businesses into the Company's operations to achieve operating efficiencies and economies of scale. As part of its acquisition program, the Company has, and in the future may, as specific opportunities arise, evaluate and pursue acquisitions in the solid waste collection and disposal industry that do not strictly conform to the Company's four-step operating program.

  The Company's operating strategy emphasizes the integration of its solid waste collection and disposal operations and the internalization of waste collected. One of the Company's goals is to maximize the captive waste streams (which includes waste from the Company's collection operations and third-party haulers operating under long-term collection contracts) disposed of at each of its landfills. During the year ended December 31, 1997, the Company's captive waste constituted an average of approximately 73% of the solid waste disposed of at Company-owned landfills. In addition, approximately 81% of the total tonnage collected by the Company during such period was disposed of at Company-owned landfills. The Company plans to continue to pursue its acquisition-based growth strategy to maximize the internalization of waste collected and expand its presence in its existing and proximate markets.

                              RECENT DEVELOPMENTS

  Since the Company's offering of Common Stock consummated in October 1997 (the "October Offering"), the Company has expanded and strengthened its market presence in its six operating regions through the acquisition of 15 solid waste businesses, which collectively included one landfill, 15 collection companies, three transfer stations and a contract to operate a fourth transfer station.

  In the New England Region, which the Company entered in September 1996, the Company continued to expand its presence through five "tuck-in" acquisitions of collection operations. In the Illinois Region, the Company acquired selected assets from John Sexton Contractors, Inc. (the "Sexton Acquisition"). The Sexton Acquisition added a collection operation, two transfer stations and one landfill to the Company's operations in the Illinois Region. In addition, the Company has completed two collection company acquisitions in the Illinois Region, one as a "tuck-in" to the Sexton Acquisition and one as a "tuck-in" to the Company's existing Chicago operations.

  In January 1998, the Company completed the acquisition of the R.C. Miller companies (the "R.C. Miller Acquisition"), which provide solid waste collection, transfer and recycling services in Canton, Ohio and surrounding counties. The R.C. Miller Acquisition further expands the Company's presence in the Ohio Region and provides a geographical link between the Company's Ohio and Western Pennsylvania Regions. Subsequent to the R.C. Miller Acquisition, the Company completed three "tuck-in" acquisitions in the Ohio Region.

  In October 1997, the Company repaid its $60 million term loan with a portion of the proceeds from the October Offering and currently has a $140 million revolving credit facility (the "Credit Facility"). The Company is currently negotiating a larger credit facility with its bank group, which the Company believes would provide it with more flexibility and lower financing costs. At March 1, 1998, the outstanding debt under the Credit Facility was $34.4 million, up from $19.7 million at December 31, 1997, primarily as a result of recent acquisitions.

  The Company's principal executive offices are located at 745 McClintock Drive, Suite 230, Burr Ridge, Illinois 60521, and its telephone number is (630) 655-1105.

                                  THE OFFERING

Common Stock Offered by:
  The Company.....................  1,488,629 shares
  The Selling Stockholders........  2,511,371 shares
                                    ---------
    Total.........................  4,000,000 shares
                                    =========
Common Stock outstanding after the
 Offering.........................  22,116,173 shares(1)
Use of proceeds...................  To repay outstanding indebtedness under the
                                    Credit Facility, for possible future
                                    acquisitions and for working capital and
                                    general corporate purposes. The Company
                                    will not receive any of the proceeds from
                                    the sale of shares by the Selling
                                    Stockholders. See "Use of Proceeds."
Nasdaq National Market symbol.....  ADSI

--------
(1) Does not include 2,059,358 shares of Common Stock issuable upon the exercise of warrants and stock options outstanding as of March 1, 1998, at a weighted average exercise price of $19.57 per share.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                             YEARS ENDED DECEMBER 31,
                                       ----------------------------------------
                                          1995        1996        1997
                                       ----------  ----------  -----------
STATEMENT OF OPERATIONS DATA:
Revenues.............................  $   30,004  $   56,804  $   121,363
Cost of operations...................      17,286      30,376       65,947
Selling, general and administrative
 expenses............................       5,882       8,328       16,821
Depreciation and amortization
 expense.............................       6,308      12,334       21,975
                                       ----------  ----------  -----------
Operating income.....................         528       5,766       16,620
Interest expense.....................      (3,030)     (5,745)      (6,223)
Interest income......................         189         260          201
Other income.........................         --          179          274
                                       ----------  ----------  -----------
Income (loss) before income taxes and
 extraordinary item..................      (2,313)        460       10,872
Income tax expense...................        (332)       (245)      (3,531)
                                       ----------  ----------  -----------
Income (loss) before extraordinary
 item................................      (2,645)        215        7,341
Extraordinary item--loss on early
 retirement of debt..................        (908)       (476)         --
                                       ----------  ----------  -----------
Net income (loss)....................      (3,553)       (261)       7,341
Preferred stock dividend.............        (190)       (109)         --
                                       ----------  ----------  -----------
Net income (loss) applicable to
 common stockholders.................  $   (3,743) $     (370) $     7,341
                                       ==========  ==========  ===========
Basic earnings per common share:(1)
 Income (loss) before extraordinary
  item...............................  $    (0.85) $     0.02  $      0.56
 Extraordinary item..................       (0.27)      (0.07)         --
                                       ----------  ----------  -----------
 Net income (loss)...................  $    (1.12) $    (0.05) $      0.56
                                       ==========  ==========  ===========
Weighted average common stock
 outstanding.........................   3,340,512   7,063,928   13,177,346
                                       ==========  ==========  ===========
Diluted earnings per common share:
 Income (loss) before extraordinary
  item...............................  $    (0.85) $     0.01  $      0.53
 Extraordinary item..................       (0.27)      (0.06)         --
                                       ----------  ----------  -----------
 Net income (loss)...................  $    (1.12) $    (0.05) $      0.53
                                       ==========  ==========  ===========
Weighted average common stock and
 common stock equivalent shares
 outstanding.........................   3,340,512   7,465,050   13,822,337
                                       ==========  ==========  ===========
OTHER DATA:
Net cash provided by operating
 activities..........................  $    5,601  $   10,336  $    31,126
Net cash used in investing
 activities..........................     (68,374)    (37,663)    (177,368)
Net cash provided by financing
 activities..........................      68,608      23,245      146,367
EBITDA(2)............................       6,836      18,100       38,595
EBITDA margin(3).....................        22.8%       31.9%        31.8%

                                                            DECEMBER 31, 1997
                                                          ---------------------
                                                          ACTUAL  AS ADJUSTED(4)
                                                          ------- -------------
BALANCE SHEET DATA:
Cash and cash equivalents................................ $ 2,426    $18,632
Working capital..........................................     721     16,927
Property and equipment, net.............................. 174,340    174,340
Total assets............................................. 373,024    403,976
Long-term obligations, net of current portion............  20,788      1,122
Total stockholders' equity............................... 297,375    347,993

--------
(1) The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share, during the fourth quarter of 1997. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per common share with basic and diluted earnings per common share. Earnings (loss) per common share amounts have been restated, where appropriate.
(2) EBITDA represents operating income plus depreciation and amortization. While EBITDA data should not be construed as a substitute for operating income, net income (loss) or cash flows from operations in analyzing the Company's operating performance, financial position and cash flows, the Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because it understands that such data are commonly used by certain investors to evaluate a company's performance in the solid waste industry. EBITDA, as measured by the Company, might not be comparable to similarly titled measures reported by other companies. Funds depicted by the EBITDA measure are not available for management's discretionary use due to required debt service and other commitments or uncertainties.
(3) EBITDA margin represents EBITDA expressed as a percentage of revenues.
(4) As adjusted to give effect to the sale of shares of Common Stock offered hereby (the "Offering") and the application of the estimated net proceeds therefrom, as described in "Use of Proceeds," as if the Offering had occurred on December 31, 1997. Long-term obligations, net of current portion, of $20,788 was adjusted to give effect to borrowings of $14.7 million to fund acquisitions completed in the period from January 1, 1998 to February 28, 1998 and the application of the estimated net proceeds of $50.6 million from this Offering to arrive at the As Adjusted balance of $1.1 million.

                                 RISK FACTORS

  An investment in the shares of Common Stock being offered by this Prospectus involves a high degree of risk. In addition, this Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as in the Prospectus generally. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. Accordingly, prospective investors should consider carefully the following risk factors, in addition to the other information concerning the Company and its business contained in this Prospectus, before purchasing the shares of Common Stock offered hereby.

AVAILABILITY OF ADDITIONAL ACQUISITION TARGETS

  The Company's ongoing acquisition program is a key element of its acquisition-based growth strategy for expanding its solid waste management services. Consequently, the future growth of the Company depends in large part upon the successful continuation of this acquisition program. The Company may encounter substantial competition in its efforts to acquire landfills, transfer stations and collection companies. There can be no assurance that the Company will succeed in locating or acquiring appropriate acquisition candidates at price levels and on terms and conditions that the Company considers appropriate.

INTEGRATION OF ACQUISITIONS

  The financial position and results of operations of the Company will depend to a large extent on the Company's ability to integrate effectively the operations of the companies it has acquired to date, and expects to acquire in the future, and to realize expected efficiencies and economies of scale from such acquisitions. There can be no assurance that the Company's efforts to integrate these operations will be effective, that expected efficiencies and economies of scale will be realized or that the Company will be able to successfully consolidate its operations. The failure to achieve any of these results could have a material adverse effect on the Company's business, financial condition and results of operations.

ABILITY TO MANAGE GROWTH

  The Company's goal is to increase the scale of its operations significantly through the acquisition of other solid waste businesses and through internal growth. Consequently, the Company may experience periods of rapid growth with significantly increased staffing level requirements. Such growth could place a significant strain on the Company's management and on its operational, financial and other resources. The Company's ability to maintain and manage its growth effectively will require it to expand its management information systems capabilities and improve its operational and financial systems and controls. Moreover, the Company will need to attract, train, motivate, retain and manage its senior managers, technical professionals and other employees. Any failure to expand its management information system capabilities, to implement and improve its operational and financial systems and controls or to recruit appropriate additional personnel in an efficient manner at a pace consistent with the Company's business growth could have a material adverse effect on the Company's business, financial condition and results of operations.

HIGHLY COMPETITIVE INDUSTRY

  The solid waste collection and disposal business is highly competitive and requires substantial amounts of capital. The Company competes with numerous solid waste management companies, many of which are significantly larger and have greater financial resources than the Company. The Company also competes with those counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These counties, municipalities and solid waste districts may have financial advantages due to the availability to them of user fees, charges or tax revenues and the greater availability to them of tax-exempt financing. In addition, competitors may reduce the price of their services in an effort to expand market share or to win competitively bid municipal contracts. There can be no assurance that the Company will be able to compete successfully.

FUNDING OF FUTURE CAPITAL REQUIREMENTS; PRIOR LOSSES AND WORKING CAPITAL
DEFICITS

  The Company's acquisition-based growth strategy has resulted in a steady increase in its capital requirements, and such increase may continue in the future as the Company pursues its strategy. The Company recorded net losses to common stockholders of approximately $3.7 million and $370,000 during the fiscal years ended December 31, 1995 and 1996, respectively. In addition, the Company has incurred working capital deficits in the past, and there can be no assurance that its available working capital will be sufficient in the future as it pursues its growth strategy. Furthermore, in connection with a completed acquisition, the Company may be obligated to make contingent cash payments of up to approximately $37.5 million over the next nine years if certain business development projects are achieved as a result of that acquisition. To the extent that internally generated cash and cash available under the Credit Facility are not sufficient to provide the cash required for future operations, capital expenditures, acquisitions, earn-out and contingent payments, debt repayment obligations and financial assurance obligations, the Company will require additional equity or debt financing in order to provide such cash. There can be no assurance, however, that such financing will be available or, if available, will be on terms satisfactory to the Company. Where appropriate, the Company may seek to minimize the use of cash to finance its acquisitions by using capital stock, assumption of indebtedness or notes. However, there can be no assurance the owners of the businesses the Company may wish to acquire will be willing to accept non-cash consideration in whole or in part.

USE OF LEVERAGE

  Historically, the Company has incurred significant debt obligations in connection with financing its acquisitions and business growth. The Company has a $140 million Credit Facility with a bank group led by ING (U.S.) Capital Corporation, as administrative agent, Morgan Guaranty Trust Company of New York, as syndication agent, Union Bank of California, N.A., as documentation agent, BHF-Bank Aktiengesellschaft, as co-agent, and Bank of America Illinois, as co-agent. As of December 31, 1997, the Company's consolidated indebtedness was $23.1 million, its consolidated total assets were $373.0 million and its stockholders' equity was $297.4 million. At March 1, 1998, the Company's consolidated indebtedness had increased to approximately $39.7 million. Following the completion of the Offering and the application of the net proceeds to the Company for the repayment of the Credit Facility, it is anticipated that the Company's consolidated indebtedness would be approximately $3.4 million. The Company anticipates incurring significant indebtedness in the future in order to fund all or a portion of the purchase price of future acquisitions. The Company's ability to meet its debt service obligations will depend upon its future performance, which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond the Company's control. If the Company fails to generate sufficient cash flow to repay its debt, the Company may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that such refinancing or any additional financing could be obtained on terms favorable to the Company or at all.

POTENTIAL LIABILITIES ASSOCIATED WITH ACQUISITIONS

  The businesses acquired by the Company may have liabilities that the Company did not discover or may have been unable to discover during its pre-acquisition investigations, including liabilities arising from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements, and for which the Company, as a successor owner or operator, may be responsible. Any indemnities or warranties, due to their limited scope, amount, or duration, the financial limitations of the indemnitor or warrantor or other reasons, may not fully cover such liabilities.

DEPENDENCE ON SENIOR MANAGEMENT

  The Company is highly dependent on its senior management team. The loss of the services of any member of senior management may have a material adverse effect on the Company's business, financial condition and results of operations. In an effort to minimize this risk, the Company has entered into employment contracts with certain members of senior management. The Company does not maintain "key man" life insurance with respect to members of senior management except for a $2.0 million policy maintained on the Company's President and Chief Executive Officer.

LIMITATIONS ON INTERNAL EXPANSION

  The Company's operating program depends on its ability to expand and develop its landfills, transfer stations and collection operations. The process of obtaining required permits and approvals to operate or expand solid waste management facilities, including landfills and transfer stations, has become increasingly difficult and expensive, often taking several years, requiring numerous hearings and compliance with zoning, environmental and other regulatory requirements, and often being subject to resistance from citizen or other groups. There can be no assurance that the Company will be successful in obtaining the permits it requires or that such permits will not contain onerous terms and conditions. An inability to receive such permits and approvals could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Extensive Environmental and Land Use Laws and Regulations." In some areas, suitable land may be unavailable for new landfill sites. There can be no assurance that the Company will be successful in obtaining new landfill sites or expanding the permitted capacity of its current landfills once its landfill capacity has been consumed. In such event, the Company could be forced to dispose of collected waste at landfills operated by its competitors, which could have a material adverse effect on the Company's landfill revenues and collection expenses.

DEPENDENCE ON THIRD PARTY COLLECTION OPERATIONS

  A portion of the solid waste delivered to the Company's landfills is delivered by third party collection companies under informal arrangements or without long-term contracts. If these third parties discontinued their arrangements with the Company and if the Company were unable to replace these third party arrangements, the Company's business, financial condition and results of operations might be materially adversely affected.

EXTENSIVE ENVIRONMENTAL AND LAND USE LAWS AND REGULATIONS

  The Company is subject to extensive and evolving environmental and land use laws and regulations, which have become increasingly stringent in recent years as a result of greater public interest in protecting and cleaning up the environment. These laws and regulations affect the Company's business in many ways, including as set forth below.

  Extensive Permitting Requirements. In order to develop and operate a landfill or other solid waste management facility, it is necessary to obtain and maintain in effect one or more facility permits and other governmental approvals, including those related to zoning, environmental and land use. In addition, the Company may be required to obtain similar permits and approvals in order to expand its existing landfill and solid waste management operations. These permits and approvals are difficult and time consuming to obtain and are frequently subject to community opposition, opposition by various local elected officials or citizens and other uncertainties. In addition, after an operating permit for a landfill or other facility is obtained, the permit may be subject to modification or revocation by the issuing agency, and it may be necessary to obtain periodically a renewal of the permit, which may reopen opportunities for opposition to the permit. Moreover, from time to time, regulatory agencies may delay the review or grant of these required permits or approvals or may modify the procedures or increase the stringency of the standards applicable to its review or grant of such permits or approvals. In addition, the Company may not be able to ensure that its landfill operations are included and remain in the solid waste management plan of the state or county in which such operations are conducted. The Company may also have difficulty obtaining host agreements with counties or local communities, or existing host communities may demand modifications of existing host agreements in connection with planned expansions, either of which could adversely affect the Company's operations and increase the Company's costs and reduce its margins. There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of its business, including permits or approvals required for planned landfill expansions, and the failure by the Company to obtain or maintain in effect a permit significant to its business could materially adversely affect the Company's business, financial condition and results of operations.

  Design, Operation and Closure Requirements. The design, operation and closure of landfills are subject to extensive regulations. These regulations include, among others, the regulations (the "Subtitle D Regulations") establishing minimum federal requirements adopted by the United States Environmental Protection Agency (the "EPA") in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976 ("RCRA"). The Subtitle D Regulations generally became effective on October 9, 1993 (except for more stringent financial assurance requirements, which became effective April 9,
1997). The Subtitle D Regulations require all states to adopt regulations regarding landfill design, operation and closure requirements that are as stringent as, or more stringent than, the Subtitle D Regulations. All states in which the Company's landfills are located have in place extensive landfill regulations consistent with the Subtitle D requirements. These federal and state regulations require the Company to design the landfill in accordance with stringent technical requirements, monitor groundwater, post financial assurances, and fulfill landfill closure and post-closure obligations. These regulations could also require the Company to undertake investigatory, remedial and monitoring activities, to curtail operations or to close a landfill temporarily or permanently. Furthermore, future changes in these regulations may require the Company to modify, supplement, or replace equipment or facilities at costs which may be substantial.

  Legal and Administrative Proceedings. In the ordinary course of its business, the Company may become involved in a variety of legal and administrative proceedings relating to land use and environmental laws and regulations. These may include proceedings by federal, state or local agencies seeking to impose flow control requirements, civil or criminal penalties on the Company for violations of such laws and regulations, or to impose liability on the Company under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") or comparable state statutes, or to revoke or deny renewal of a permit; actions brought by citizens' groups, adjacent landowners or governmental entities opposing the issuance of a permit or approval to the Company or alleging violations of the permits pursuant to which the Company operates or laws or regulations to which the Company is subject; and actions seeking to impose liability on the Company for any environmental damage at its landfill sites or that its landfills or other properties may have caused to adjacent landowners or others, or at sites to which it transported waste, including groundwater or soil contamination. The Company could incur substantial legal expenses during the course of the aforementioned proceedings, and the adverse outcome of one or more of these proceedings could materially adversely affect the Company's business, financial condition and results of operations.

  During the ordinary course of its operations, the Company has from time to time received, and expects that it may in the future receive, citations or notices from governmental authorities that its operations are not in compliance with its permits or certain applicable environmental or land use laws and regulations. The Company generally seeks to work with the authorities to resolve the issues raised by such citations or notices. There can be no assurance, however, that the Company will always be successful in this regard, and the failure to resolve a significant issue could result in one or more of the adverse consequences to the Company described below under "Potential Liabilities."

  Potential Liabilities. There may be various adverse consequences to the Company in the event that a facility owned or operated by the Company (or a predecessor owner or operator whose liabilities the Company may have acquired expressly or under successor liability theories) causes environmental damage, in the event that waste transported by the Company (or a predecessor) causes environmental damage at another site, in the event that the Company fails (or a predecessor failed) to comply with applicable environmental and land use laws and regulations or the terms of a permit or outstanding consent order or in the event the Company's owned or operated facility or the soil or groundwater thereunder is or becomes contaminated. These may include the imposition of substantial monetary penalties on the Company; the issuance of an order requiring the curtailment or termination of the operations involved or affected; the revocation or denial of permits or other approvals necessary for continued operation or landfill expansion; the imposition of liability on the Company in respect of any environmental damage (including groundwater or soil contamination) at its landfill sites or that its landfills or other facilities or other Company-owned or operated facilities caused to adjacent landowners or others or environmental damage at another site associated with waste transported by the Company; the imposition of liability on the Company under CERCLA or under comparable state laws; and criminal liability for the Company or its officers. Any of the foregoing could materially adversely affect the Company's business, financial condition and results of operations.

  CERCLA and analogous state laws impose retroactive strict joint and several liability on various parties that are, or have been, associated with a site from which there has been, or is threatened, a release of any hazardous substance (as defined by CERCLA) into the environment. Liability under RCRA, CERCLA and analogous state laws may include responsibility for costs of site investigations, site cleanup, site monitoring, natural resources damages and property damages. Liabilities under RCRA, CERCLA and analogous state laws can be very substantial and, if imposed upon the Company, could materially adversely affect the Company's business, financial condition and results of operations.

  In the ordinary course of its landfill and waste management operations and in connection with its review of landfill and other operations to be acquired, the Company has discovered at one landfill, and may in the future discover at other landfills or waste management facilities, indications of groundwater contamination. In such events, the Company would seek or be required to determine the magnitude and source of the problem and, if appropriate or required by applicable regulations, to design and implement measures to remedy, or halt the spread of, the contamination. There can be no assurance, however, that contamination discovered at a landfill or at other Company sites will not result in one or more of the adverse consequences to the Company described above.

  Type, Quantity and Source Limitations. Certain permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on the importation of out-of-state waste have not withstood judicial challenge. However, from time to time federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. Although such legislation has not yet been adopted by Congress, if this or similar legislation is enacted, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could materially adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.

  In addition, certain states and localities may for economic or other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the United States Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, the Company may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned proposed federal legislation, if adopted, could allow states and localities to impose certain flow control restrictions. These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may materially adversely affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's business, financial condition and results of operations could be materially adversely affected.

LIMITS ON INSURANCE COVERAGE

  There can be no assurance that the Company's pollution liability insurance will provide sufficient coverage in the event an environmental claim were made against the Company or that the Company will be able to maintain in place such insurance at reasonable costs. An uninsured or underinsured claim of sufficient magnitude could have a material adverse effect on the Company's business, financial condition and results of operations.

INCURRENCE OF CHARGES RELATED TO CAPITALIZED EXPENDITURES

  In accordance with generally accepted accounting principles, the Company capitalizes certain expenditures and advances relating to acquisitions, pending acquisitions and landfill development and expansion projects. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company's policy is to charge against earnings any unamortized capitalized expenditures and advances (net of any portion thereof that the Company estimates will be recoverable, through sale or otherwise) relating to any operation that is permanently shut down, any pending acquisition that is not consummated, and any landfill development or expansion project that is not or not expected to be successfully completed. Therefore, the Company may be required to incur a charge against earnings in future periods, which charge, depending upon the magnitude thereof, could materially adversely affect the Company's business, financial condition and results of operations.

USE OF ALTERNATIVES TO LANDFILL DISPOSAL

  Alternatives to landfill disposal, such as recycling and composting, are increasingly being used. In addition, incineration is an alternative to landfill disposal in certain of the Company's markets. There also has been an increasing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain type of wastes, such as yard wastes, at landfills. These developments may result in the volume of waste going to landfills being reduced in certain areas, which may affect the Company's ability to operate its landfills at their full capacity or affect the prices that can be charged for landfill disposal services. For example, Illinois, Ohio and Pennsylvania, states in which the Company operates landfills, have adopted bans on the disposal of yard waste or leaves in landfills located in those states, and all of the states in which the Company operates landfills have adopted rules restricting or limiting disposal of tires at landfills. In addition, each of the states in which the Company operates landfills has adopted plans or requirements which set goals for specified percentages of certain solid waste items to be recycled. These recycling goals are being phased in over the next few years. These alternatives, if and when adopted and implemented, may have a material adverse effect on the business, financial condition and results of operations of the Company.

ABILITY TO MEET FINANCIAL ASSURANCE OBLIGATIONS

  The Company is required to post a performance bond or a bank letter of credit or to provide other forms of financial assurance in connection with closure and post-closure obligations with respect to landfills or its other solid waste management operations and may be required to provide such financial assurance in connection with municipal residential collection contracts. If the Company were unable to obtain surety bonds in sufficient amounts, or to provide other required forms of financial assurance, it would be unable to remain in compliance with the Subtitle D Regulations or comparable state requirements and, among other things, might be precluded from entering into certain municipal collection contracts and obtaining or holding landfill operating permits.

SEASONALITY

  The Company's revenues tend to be somewhat lower in the winter months. This is primarily attributable to the fact that: (i) the volume of waste relating to construction and demolition activities tends to increase in the spring and summer months; and (ii) the volume of industrial and residential waste in the regions where the Company operates tends to decrease during the winter months. In addition, particularly harsh weather conditions may delay the development of landfill capacity and otherwise result in the temporary suspension of certain of the Company's operations and could materially adversely affect the Company's overall business, financial condition and results of operations.

ANTI-TAKEOVER PROVISIONS

  The Board of Directors may issue up to 5,000,000 shares of Preferred Stock in the future without stockholder approval upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company.

ABSENCE OF DIVIDENDS

  The Company has never declared or paid dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,488,629 shares of Common Stock offered by the Company hereby are estimated to be $50,618,211 million ($71,423,211 million if the Underwriters' over-allotment option is exercised in full). The Company intends to apply a portion of the net proceeds of the Offering to repay amounts outstanding under the Credit Facility. The net proceeds of the Offering that have not been applied to repay amounts outstanding under the Credit Facility will be available for possible future acquisitions and for working capital and general corporate purposes. The Credit Facility provides for a revolving line of credit of $140 million to be used for acquisitions (of which $20 million may be used for working capital and letter of credit purposes). The Credit Facility bears interest at rates per annum equal to, at the Company's discretion, either (i) the higher of (a) the federal funds rate plus 0.5% and (b) the prime rate, plus an applicable margin or (ii) the London Interbank Offered Rate ("LIBOR") plus an applicable margin, and matures in 2002. As of March 1, 1998, the Company had borrowed $34.4 million under the Credit Facility. As of such date, the interest rate on the various loans under the Credit Facility was 6.63%. The Company intends to draw down on the Credit Facility from time to time in order to fund future acquisitions in whole or in part. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The net proceeds from the sale of the 2,511,371 shares of Common Stock offered hereby by the Selling Stockholders, will be paid directly to the Selling Stockholders. The Company will not receive any proceeds from such sale. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

  The Common Stock of the Company has been quoted on the Nasdaq National Market under the symbol ("ADSI") since July 26, 1996, the date of the commencement of the Company's initial public offering. The following table sets forth, for the periods indicated, the high and low closing prices of the Common Stock as reported on the Nasdaq National Market:

                                                                    HIGH   LOW
                                                                   ------ ------
1996
3rd Quarter....................................................... $18.25 $ 9.00
4th Quarter....................................................... $18.50 $15.50
1997
1st Quarter....................................................... $18.00 $16.50
2nd Quarter....................................................... $25.06 $16.38
3rd Quarter....................................................... $33.75 $21.00
4th Quarter....................................................... $37.50 $29.00
1998
1st Quarter....................................................... $38.25 $32.25

  On April 2, 1998 the last reported sales price of the Common Stock was $37.31 per share.

                                DIVIDEND POLICY

  The Company has never declared or paid any dividends on its Common Stock. The Company and its Board of Directors currently intend to retain any earnings for use in the operation and expansion of the Company's business and do not anticipate paying any dividends on the Common Stock for the foreseeable future. The Credit Facility prohibits the payment of cash dividends without prior bank approval. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth: (i) the current portion of long-term obligations and the actual capitalization of the Company at December 31, 1997 and (ii) "As Adjusted" amounts to reflect (a) additional borrowings under the Credit Facility of $14.7 million in conjunction with acquisitions completed in the period between January 1, 1998 and February 28, 1998 and (b) the sale of 1,488,629 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds of the Offering to repay amounts outstanding under the Credit Facility and to fund costs of the Offering. See "Use of Proceeds."

                                                         DECEMBER 31, 1997
                                                      -------------------------
                                                                       AS
                                                        ACTUAL      ADJUSTED
                                                      -----------  ------------
                                                      (DOLLARS IN THOUSANDS,
                                                        EXCEPT SHARE DATA)
Current portion of long-term debt and capital lease
 obligations......................................... $     2,360  $     2,360
                                                      ===========  ===========
Long-term debt and capital lease obligations, net of
 current portion..................................... $    20,788  $     1,122
Stockholders' equity: (1)
  Preferred stock; 5,000,000 shares authorized; no
   shares issued or outstanding......................         --           --
  Common stock; 60,000,000 shares authorized;
   19,323,100 shares issued and outstanding;
   22,116,173 shares issued and outstanding as
   adjusted..........................................         193          221
  Additional paid-in capital.........................     298,110      348,700
  Accumulated deficit................................        (928)        (928)
                                                      -----------  -----------
    Total stockholders' equity.......................     297,375      347,993
                                                      -----------  -----------
    Total capitalization............................. $   318,163  $   349,115
                                                      ===========  ===========

--------
(1) Excludes (i) 600,000 additional shares of Common Stock that may be sold pursuant to the Underwriters' over-allotment option, and (ii) 1,450,145 shares of Common Stock reserved for issuance pursuant to stock options and outstanding warrants.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table presents selected consolidated statement of operations, balance sheet, and other data of the Company for the periods presented. See the Notes to Consolidated Financial Statements included elsewhere herein for information concerning the basis of presentation. The following selected consolidated financial data as of December 31, 1996 and 1997 and for each of the three years ended December 31, 1997 have been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data as of December 31, 1995 is derived from audited consolidated financial statements that are incorporated by reference.

                                               YEARS ENDED DECEMBER 31,
                                          -------------------------------------
                                            1995       1996        1997
                                          ---------  ---------  ----------
                                          (DOLLARS IN THOUSANDS, EXCEPT
                                            SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues................................  $  30,004  $  56,804  $  121,363
Cost of operations......................     17,286     30,376      65,947
Selling, general and administrative
 expenses...............................      5,882      8,328      16,821
Depreciation and amortization expense...      6,308     12,334      21,975
                                          ---------  ---------  ----------
Operating income........................        528      5,766      16,620
Interest expense........................     (3,030)    (5,745)     (6,223)
Interest income.........................        189        260         201
Other income............................        --         179         274
                                          ---------  ---------  ----------
Income (loss) before income taxes and
 extraordinary item.....................     (2,313)       460      10,872
Income tax expense......................       (332)      (245)     (3,531)
                                          ---------  ---------  ----------
Income (loss) before extraordinary
 item...................................     (2,645)       215       7,341
Extraordinary item--loss on early
 retirement of debt.....................       (908)      (476)        --
                                          ---------  ---------  ----------
Net income (loss).......................     (3,553)      (261)      7,341
Preferred stock dividend................       (190)      (109)        --
                                          ---------  ---------  ----------
Net income (loss) applicable to common
 stockholders...........................  $  (3,743) $    (370) $    7,341
                                          =========  =========  ==========
Basic earnings per common share:(1)
 Income (loss) before extraordinary
  item..................................  $   (0.85) $    0.02  $     0.56
 Extraordinary item.....................      (0.27)     (0.07)        --
                                          ---------  ---------  ----------
 Net income (loss)......................  $   (1.12) $   (0.05) $     0.56
                                          =========  =========  ==========
Weighted average common stock
 outstanding............................  3,340,512  7,063,928  13,177,346
                                          =========  =========  ==========
Diluted earnings per common share:
 Income (loss) before extraordinary
  item..................................  $   (0.85) $    0.01  $     0.53
 Extraordinary item.....................      (0.27)     (0.06)        --
                                          ---------  ---------  ----------
 Net income (loss)......................  $   (1.12) $   (0.05) $     0.53
                                          =========  =========  ==========
Weighted average common stock and common
 stock equivalent shares outstanding....  3,340,512  7,465,050  13,822,337
                                          =========  =========  ==========
OTHER DATA:
Net cash provided by operating
 activities.............................  $   5,601  $  10,336  $   31,126
Net cash used in investing activities...    (68,374)   (37,663)   (177,368)
Net cash provided by financing
 activities.............................     68,608     23,245     146,367
EBITDA(2)...............................      6,836     18,100      38,595
EBITDA margin(3)........................       22.8%      31.9%       31.8%

                                        DECEMBER 31,      DECEMBER 31, 1997
                                       ---------------- ----------------------
                                        1995     1996   ACTUAL  AS ADJUSTED(4)
                                       -------  ------- ------- --------------
BALANCE SHEET DATA:
Cash and cash equivalents............. $ 6,383  $ 2,301 $ 2,426    $18,632
Working capital.......................  (8,819)   1,219     721     16,927
Property and equipment, net...........  81,250   93,692 174,340    174,340
Total assets.......................... 114,693  144,986 373,024    403,976
Long-term obligations, net of current
 portion..............................  48,789   65,445  20,788      1,122
Total stockholders' equity............  33,855   58,097 297,375    347,993

--------
(1) The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share, during the fourth quarter of 1997. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per common share with basic and diluted earnings per common share. Earnings (loss) per common share amounts have been restated, where appropriate.
(2) EBITDA represents operating income plus depreciation and amortization. While EBITDA data should not be construed as a substitute for operating income, net income (loss) or cash flows from operations in analyzing the Company's operating performance, financial position and cash flows, the Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because it understands that such data are commonly used by certain investors to evaluate a company's performance in the solid waste industry. EBITDA, as measured by the Company, might not be comparable to similarly titled measures reported by other companies. Funds depicted by the EBITDA measure are not available for management's discretionary use due to required debt service and other commitments or uncertainties.
(3) EBITDA margin represents EBITDA expressed as a percentage of revenues.
(4) As adjusted to give effect to the sale of shares of Common Stock offered in the Offering and the application of the estimated net proceeds therefrom, as described in "Use of Proceeds," as if the Offering had occurred on December 31, 1997. Long-term obligations, net of current portion, of $20,788 was adjusted to give effect to borrowings of $14.7 million to fund acquisitions completed in the period from December 31, 1997 to February 28, 1998 and the application of the estimated net proceeds of $50.6 million from this Offering to arrive at the As Adjusted balance of $1.1 million.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the "Selected Consolidated Financial Data," the Company's Consolidated Financial Statements and the notes thereto.

GENERAL

  Revenues. The Company's revenues are attributable primarily to fees charged to customers for waste collection, transfer and disposal services. The Company's collection services are generally provided under direct agreements with its customers or pursuant to contracts with municipalities. Commercial and municipal contract terms, where used, generally range from one to five years and commonly have automatic renewal options. A relatively small portion of such agreements also provide for the prepayment of certain fees, which fees are reflected as deferred revenues.

  The table below shows, for the periods indicated, the percentage of the Company's total revenues attributable to services provided. The Company's revenue derived from landfill operations increased substantially with the acquisition of the Clarion, Wyandot and Livingston landfills in separate closings in June, August, and November 1995 (collectively, the "CDI Acquisition"). Since the CDI Acquisition, the Company has acquired proportionately more collection operations than landfill operations, resulting in a decreasing overall percentage of revenues attributable to landfill operations.

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1995      1996      1997
                                                   --------  --------  --------
Collection(1).....................................     55.3%     47.5%     55.6%
Transfer..........................................      5.0       2.1       5.8
Landfill(1).......................................     39.0      49.9      37.9
Other.............................................      0.7       0.5       0.7
                                                   --------  --------  --------
  Total Revenues..................................    100.0%    100.0%    100.0%
                                                   ========  ========  ========

--------
(1) The portion of collection revenues attributable to disposal charges for waste collected by the Company and disposed of at the Company's landfills has been excluded from collection revenues and included in landfill revenues.

  A component of the Company's business strategy is to maximize internalization of waste it collects and thereby realize higher margins from its operations. By disposing of waste at Company-owned landfills, the Company retains the margin generated through disposal operations that would otherwise be earned by third-party landfills. During the year ended December 31, 1997, the Company's captive waste (which includes waste from the Company's collection operations and third-party haulers operating under long-term collection contracts) constituted an average of approximately 73% of the solid waste disposed of at its landfills. In addition, approximately 81% of the total tonnage collected by the Company was disposed of at Company-owned landfills.

  Expenses. Cost of operations include labor, maintenance and repairs, equipment and facility rent, utilities and taxes, the costs of ongoing environmental compliance, safety and insurance, disposal costs and costs of independent haulers transporting Company waste to disposal sites. Disposal costs include certain landfill taxes, host community fees, landfill site maintenance, fuel and other equipment operating expenses and provision for post-closure expenses, consisting of cap maintenance, groundwater monitoring, methane gas control and recovery and leachate treatment/disposal, anticipated to be incurred in the future.

  Selling, general and administrative ("SG&A") expenses include management, clerical and administrative compensation, overhead, sales costs, community relations expenses, provisions for estimated uncollectible accounts receivable and unrealizable acquisition costs and management fees paid to the Company's principal stockholder (which terminated upon closing of the Company's initial public offering in July 1996).

  Depreciation and amortization expense includes depreciation of fixed assets, closure costs and amortization of landfill airspace, goodwill, other intangibles and loan origination fees. The amount of landfill amortization expense related to airspace consumption can vary materially from landfill to landfill depending upon the purchase price, landfill configuration and cell development costs.

  Certain landfill development costs, such as engineering, upgrading, construction, interest and permitting costs, are capitalized and amortized based on airspace consumed. All of the Company's capitalized expenditures relating to cell development and landfill expansion work are in connection with cells for which the Company holds a permit for development. The Company believes that the costs associated with engineering, owning and operating landfills will increase in the future as a result of federal, state and local regulations and a growing community awareness of the landfill permitting process. Although there can be no assurance, the Company believes that it will be able to implement price increases sufficient to offset these increased expenses. All indirect landfill development costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred.

  The Company capitalizes engineering, legal, accounting and other direct costs incurred in connection with potential acquisitions, accounted for using the purchase method for business combinations. The Company, however, routinely evaluates such capitalized costs and expenses those costs related to acquisitions not likely to occur. Indirect acquisition costs, such as executive salaries, general corporate overhead and other corporate services, are expensed as incurred.

  Accrued closure and post-closure costs represent an estimate of the current value of the future obligations associated with closure and post-closure monitoring of non-hazardous solid waste landfills currently owned by the Company. Site specific closure and post-closure engineering cost estimates are prepared annually for landfills owned by the Company. Estimated costs are accrued based on accepted tonnage as landfill airspace is consumed. The Company periodically updates its estimates of future closure and post-closure costs. These changes are accounted for on a prospective basis. The Company expects its closure and post-closure costs per ton to decrease as it expands landfill capacity and as such costs are amortized over greater airspace.

  The Company has estimated that, as of December 31, 1997, closure costs expected to occur during the operating lives of these facilities and expensed over these facilities' useful lives will approximate $17.3 million. In addition, the Company has estimated that, as of December 31, 1997, total costs for post-closure activities, including cap maintenance, groundwater monitoring, methane gas control and recovery and leachate treatment/disposal for up to 30 years after closure in certain cases, will be approximately $54.4 million. The accruals reflect relatively young landfills with estimated remaining lives, based on current waste flows, that range from approximately three to 50 years, and an estimated average remaining life of greater than 20 years.

  The Company is in the process of conducting a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 issue and believes that the Year 2000 issue should not pose any significant operational problems for the Company. The Company does not expect that the expenditures related to the Year 2000 issue will have a material effect on its financial position or results of operations in any year.

RESULTS OF OPERATIONS

  The following table sets forth items in the Company's consolidated statement of operations as a percentage of revenues for the periods indicated.

                                                 YEARS ENDED DECEMBER 31,
                                                ------------------------------
                                                  1995       1996       1997
                                                --------   --------   --------
Revenues.......................................    100.0%     100.0%     100.0%
Cost of operations.............................     57.6       53.5       54.3
Selling, general and administrative expenses...     19.6       14.6       13.9
Depreciation and amortization expense..........     21.0       21.7       18.1
                                                --------   --------   --------
Operating income...............................      1.8       10.2       13.7
Interest expense, net..........................     (9.5)      (9.7)      (5.0)
Other income...................................       --        0.3        0.2
Income tax expense.............................     (1.1)      (0.5)      (2.9)
Extraordinary loss, net of income tax..........     (3.0)      (0.8)        --
                                                --------   --------   --------
  Net income (loss)............................    (11.8)%     (0.5)%      6.0%
                                                ========   ========   ========
EBITDA margin(1)...............................     22.8%      31.9%      31.8%

--------
  (1) EBITDA margin represents EBITDA expressed as a percentage of revenues.

YEARS ENDED DECEMBER 31, 1997 AND 1996

  Revenues. Revenues in 1997 increased $64.6 million to $121.4 million from $56.8 million in 1996. Approximately $55.8 million of the increase is attributable to the effects of companies acquired during 1996 and 1997. Approximately $8.8 million is attributable to increases in revenues in operations owned more than twelve months.

  Cost of Operations. Cost of operations in 1997 was $65.9 million compared to $30.4 million in 1996. As a percentage of revenues, cost of operations was 54.3% in 1997 compared to 53.5% in 1996. The increase in cost of operations as a percentage of revenues is due to the impact of an increased number of collection operations versus landfill operations in 1997 compared to 1996. Collection operations generally have higher operating costs than landfill operations.

  Selling, General, and Administrative Expense. SG&A expenses increased to $16.8 million in 1997 compared to $8.3 million in 1996. As a percentage of revenues, SG&A expenses decreased to 13.9% in 1997 from 14.6% in 1996. The decreases in SG&A expenses as a percentage of revenues is due primarily to a significant increase in revenue producing assets, while corporate and other related administrative expenses increased moderately.

  Depreciation and Amortization Expense. Depreciation and amortization expense was $22.0 million in 1997 compared to $12.3 million in 1996. The increase in depreciation and amortization expense is due primarily to the Company's growth through acquisitions. As a percentage of revenues, depreciation and amortization expense was 18.1% and 21.7% for 1997 and 1996, respectively. The decline in depreciation and amortization expense as a percentage of revenues from 1996 to 1997 is due primarily to the reduction in the relative concentration of landfill assets, which typically have higher depreciation and amortization expense than collection operations.

  Net Interest Expense. Net interest expense was $6.0 million in 1997 compared to $5.5 million in 1996, which reflects the additional debt incurred to complete certain 1997 acquisitions.

  Income Taxes. The Company recorded an income tax provision of $3.5 million in 1997 compared to $245,000 in 1996, reflecting the increased taxable income generated, partially offset by utilization of net operating loss carryforwards.

YEARS ENDED DECEMBER 31, 1996 AND 1995

  Revenues. Revenues in 1996 were $56.8 million compared to $30.0 million in 1995. Approximately $17.1 million of the increase was attributable to the impact of the full year contribution from the CDI Acquisition. In addition, the Company completed 16 acquisitions in 1996, which accounted for approximately $6.3 million of the increase in revenues.

  Cost of Operations. Cost of operations in 1996 was $30.4 million compared to $17.3 million in 1995, an increase corresponding primarily to the Company's revenue growth described above. As a percentage of revenues, cost of operations declined to 53.5% in 1996 from 57.6% in 1995, due primarily to the following factors. The Company's proportion of landfill operations, which generally have lower operating costs than collection operations, has increased as a result of the full year contribution of the CDI Acquisition. In addition, operating cost savings occurred as a result of the consolidation of the acquired Missouri collection operations and the full year impact of the new transfer stations opened in the Missouri region.

  Selling, General, and Administrative Expenses. SG&A expenses were $8.3 million in 1996 compared to $5.9 million in 1995. The increase in the SG&A expenses resulted from the full year impact of the CDI Acquisition as well as increased expenses from the 16 acquisitions completed in 1996. As a percentage of revenues, SG&A expenses declined to 14.6% in 1996 from 19.6% in 1995. The decrease in SG&A expense as a percentage of revenues was due primarily to a significant increase in revenue, while corporate and other related administrative expenses increased moderately. In 1996, the Company terminated a management agreement with an affiliate of its principal shareholder, pursuant to which a management fee of $466,000 was paid in 1996.

  Depreciation and Amortization Expense. Depreciation and amortization expense for 1996 was $12.3 million compared to $6.3 million in 1995. The increase is due primarily to the CDI Acquisition which significantly increased landfill airspace amortization and provision for closure costs, and to a lesser extent, the capital expenditures and goodwill associated with acquisitions consummated in 1996. As a percentage of revenues, depreciation and amortization expense was 21.7% during 1996 versus 21.0% in 1995. The relatively high percentages are primarily due to the configuration of the Wheatland landfill in 1995 and the high concentration of the Company's assets in landfills following the CDI Acquisition in 1996. Depreciation and amortization expense is expected to decline as a percentage of revenues in future periods as the concentration of the Company's assets in landfills diminishes due to the full year impact of the 1996 collection company acquisitions and as the Company reduces future cell development cost. Net fixed assets increased to $93.7 million in 1996 from $81.3 million in 1995 and goodwill, net of accumulated amortization expense, increased to $31.2 million in 1996 from $15.7 million in 1995.

  Net Interest Expense. Net interest expense was $5.5 million in 1996 compared to $2.8 million in 1995. This increase is attributable to the full year impact of additional debt incurred to complete the CDI Acquisition and the 16 acquisitions completed in 1996.

  Income Taxes. The Company recorded an income tax provision of $245,000 and $332,000 for 1996 and 1995, respectively. The 1996 provision reflects the Company having consolidated taxable income of $460,000. Although the Company recorded a net loss in 1995, the Company recorded an income tax provision because the Company's subsidiaries were not then consolidated and CDI reported a profit.

  Extraordinary Loss. In 1996, the Company recognized an extraordinary loss of $476,000, representing the write-off of unamortized debt issuance costs in connection with the refinancing of its prior credit facility.

LIQUIDITY AND CAPITAL RESOURCES

  Due to the capital intensive nature of the solid waste industry and the Company's focus on an acquisition-based growth strategy, the Company has used, and expects to continue using, substantially all cash generated from operations to fund acquisitions, capital expenditures and landfill development. Historically, the Company has satisfied its acquisition, capital expenditure and working capital needs primarily through equity and bank financings. There can be no assurance that such financing will continue to be available.

  Net cash provided by operating activities for 1997 increased to $31.1 million compared to $10.3 million for the same period in 1996. The increase was primarily due to acquisition related activities which resulted in an improvement in net income to $7.3 million in 1997 compared to a net loss of $0.3 million in the prior year, an increase in depreciation and amortization of $9.6 million over the prior period, an increase in other long term liabilities of $6.0 million, offset by an increase in accounts receivable of $8.6 million.

  Net cash used in investing activities increased to $177.4 million in 1997 from $37.7 million in the prior year. The increase was due primarily to payments for acquisitions of $153.0 million completed in 1997 and an increase of $10.3 million in capital expenditures for 1997 compared to 1996. The Company's capital expenditure requirements have increased significantly, reflecting the Company's rapid growth by acquisition and development of additional revenue producing assets, and will increase further as the Company continues to pursue its acquisition-based growth strategy. During 1997, the Company spent $24.3 million in capital expenditures, of which $10.3 million was for cell development. In fiscal year 1998, the Company expects to spend approximately $29 million for capital expenditures on operations owned as of December 31, 1997, of which approximately $9 million is anticipated to be used for cell development.

  Net cash provided by financing activities totaled $146.4 million for 1997, compared to $23.2 million for 1996 reflecting borrowings of $141.2 million in 1997 under the Company's then existing term and revolving credit facilities to fund acquisitions. Repayments under the Company's Credit Facility totaled $188.6 million, funded primarily by the net proceeds of $194.0 million from offerings of Common Stock in May 1997 and in October 1997.

  The Credit Facility provides the Company with a revolving line of credit of $140 million to be used for acquisitions (of which $20 million may be used for working capital and letter of credit purposes). The Credit Facility bears interest at rates per annum equal to, at the Company's discretion, either: (i) the higher of (a) the federal funds rate plus 0.5% and (b) the prime rate, plus an applicable margin or (ii) the London Interbank Offered Rate ("LIBOR"), plus an applicable margin, and matures in 2002. As of March 1, 1998, the Company had borrowed $34.4 million under the Credit Facility. As of such date, the interest rate on the various loans under the Credit Facility was 6.63% and the total unused availability under the Credit Facility was approximately $105.6 million. The Company intends to apply a portion of the net proceeds from the Offering to repay amounts outstanding under the Credit Facility which may be reborrowed in the future.

INFLATION AND PREVAILING ECONOMIC CONDITIONS

  To date, inflation has not had a significant impact on the Company's operations. Consistent with industry practice, most of the Company's contracts provide for a pass through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. The Company therefore believes it should be able to implement price increases sufficient to offset most cost increases resulting from inflation. However, competitive factors may require the Company to absorb at least a portion of these cost increases, particularly during periods of high inflation. The Company is unable to determine the future impact of a sustained economic slowdown.

SEASONALITY

  The Company's revenues tend to be somewhat lower in the winter months. This is primarily attributable to the fact that: (i) the volume of waste relating to construction and demolition activities tends to increase in the spring and summer months; and (ii) the volume of industrial and residential waste in the regions where the Company operates tends to decrease during the winter months. In addition, particularly harsh weather conditions may delay the development of landfill capacity and otherwise result in the temporary suspension of certain of the Company's operations and could materially adversely affect the Company's overall business, financial condition and results of operations.

                                   BUSINESS

INTRODUCTION

  American Disposal Services is a regional, integrated, non-hazardous solid waste services company that provides solid waste collection, transfer and disposal services primarily in the Midwest and in the Northeast. The Company owns nine solid waste landfills and owns, operates or has exclusive contracts to receive waste from 20 transfer stations. The Company's operations cover six primary operating regions and its landfills and transfer stations are supported by 17 collection divisions, which currently serve over 400,000 residential, commercial and industrial customers. The Company has adopted an acquisition-based growth strategy and intends to continue its expansion, generally in its existing and proximate markets. Since January 1993, the Company has acquired 70 solid waste businesses, including eight solid waste landfills and 66 solid waste collection companies.

  The Company began its operations in the Midwest and currently has operations in the following 12 states: Arkansas, Connecticut, Illinois, Indiana, Kansas, Kentucky, Massachusetts, Missouri, Ohio, Oklahoma, Pennsylvania and Rhode Island. The Company's objective is to build a large profitable fully-integrated solid waste services company with an established market presence in secondary markets. The Company expects the current consolidation trends in the solid waste industry to continue as many independent landfill and collection operators lack the capital resources, management skills and technical expertise necessary to operate in compliance with stringent environmental and other governmental regulations.

  The Company's principal growth strategy is to identify and acquire solid waste landfills located in markets that are within approximately 125 miles of significant metropolitan centers and to secure dedicated waste streams for such landfills by acquisition or development of transfer stations and acquisition of collection companies.

  The Company's operating program generally involves a four-step process: (i) acquiring solid waste landfills in markets that are within approximately 125 miles of significant metropolitan centers; (ii) securing captive waste streams for its landfills through the acquisition or development of transfer stations serving those markets, through acquisitions of collection companies and by entering into long-term contracts directly with customers or collection companies; (iii) making "tuck-in" acquisitions of collection companies to further penetrate its target markets; and (iv) integrating these businesses into the Company's operations to achieve operating efficiencies and economies of scale. As part of its acquisition program, the Company has, and in the future may, as specific opportunities arise, evaluate and pursue acquisitions in the solid waste collection and disposal industry that do not strictly conform to the Company's four-step operating program.

  The Company's operating strategy emphasizes the integration of its solid waste collection and disposal operations and the internalization of waste collected. One of the Company's goals is to maximize the captive waste streams (which includes waste from the Company's collection operations and third-party haulers operating under long-term collection contracts) disposed of at each of its landfills. During the year ended December 31, 1997, the Company's captive waste constituted an average of approximately 73% of the solid waste disposed of at Company-owned landfills. In addition, approximately 81% of the total tonnage collected by the Company during such period was disposed of at Company-owned landfills. The Company plans to continue to pursue its acquisition-based growth strategy to maximize the internalization of waste collected and expand its presence in its existing and proximate markets.

RECENT DEVELOPMENTS

  Since the October Offering, the Company has expanded and strengthened its market presence in its six operating regions through the acquisition of 15 solid waste businesses, which collectively included one landfill, 15 collection companies, three transfer stations, and a contract to operate a fourth transfer station.

  In the New England Region, which the Company entered in September 1996, the Company continued to expand its presence through five "tuck-in" acquisitions of collection operations. In the Illinois Region, the

Company completed the Sexton Acquisition, which added a collection operation, two transfer stations and one landfill to the Company's operations. In addition, the Company has completed two collection company acquisitions in the Illinois Region, one as a "tuck-in" to the Sexton Acquisition and one as a "tuck-in" to the Company's existing Chicago operations.

  In January 1998, the Company completed the R.C. Miller Acquisition which provide solid waste collection, transfer and recycling services in Canton, Ohio and the surrounding counties. The R.C. Miller Acquisition further expands the Company's presence in the Ohio Region and provides a geographical link between the Company's Ohio and Western Pennsylvania Regions. Subsequent to the R.C. Miller Acquisition, the Company completed three "tuck-in" acquisitions in the Ohio Region.

  In October 1997, the Company repaid its $60 million term loan with a portion of the proceeds from the October Offering and currently has a $140 million Credit Facility. The Company is currently negotiating a larger credit facility with its bank group, which the Company believes would provide it with more flexibility and lower financing costs. At March 1, 1998, the outstanding debt under the Credit Facility was $34.4 million, up from $19.7 million at December 31, 1997, primarily as a result of recent acquisitions.

INDUSTRY BACKGROUND

  In the United States, landfilling is at present the most common means of disposing of non-hazardous municipal solid waste ("MSW"), which consists primarily of refuse and garbage from households and commercial establishments. The Company believes that in recent years there has been a trend towards consolidation of landfill ownership and that a similar trend is emerging in the solid waste collection industry, which historically has been characterized by numerous small companies. The Company believes that these trends will continue and are the result of several factors: (i) environmental regulations, including Subtitle D Regulations and related state regulations and programs have significantly increased the amount of capital and the technical expertise required in order to own and operate a landfill; (ii) a number of municipalities are electing to privatize the operations of their municipal landfills as an alternative to funding the changes to these landfills that are required in order to comply with the Subtitle D Regulations and related state regulations and programs; (iii) as a result of heightened sensitivity to environmental concerns by many communities, it is becoming increasingly desirable in many markets for collection companies to provide waste reuse and reduction programs, such as recycling and composting, in addition to conventional waste collection services. Due in part to these trends, the Company believes that significant opportunities exist to expand and further integrate its operations in each of its existing markets, as well as in new markets that meet the Company's acquisition criteria.

STRATEGY

  The Company's objective is to build a large, profitable, fully-integrated solid waste services company with an established market presence in secondary markets. The Company's strategy for achieving this objective is to establish a market presence generally anchored by its landfills; to increase volume in its markets through "tuck-in" acquisitions of collection companies and marketing to new customers; to provide a high level of customer service; to implement selective price increases; and to continue to implement strict cost controls and reduce corporate overhead as a percentage of revenues. The Company believes that this strategy of building an integrated entity should provide it with competitive cost advantages in its targeted regional markets. The Company's ability to implement its strategy is enhanced by the experience of its senior managers and their knowledge of the solid waste industry. There can be no assurance, however, that the Company will be successful in the execution of its strategy. See "Risk Factors."

  The Company targets acquisitions in geographic areas characterized by one or more of the following criteria: (i) the availability of permitted and underutilized landfill capacity located outside of, but within 125 miles of, a significant metropolitan center; (ii) the absence of a dominant competitor in the area which would preclude the Company from implementing its business strategy; (iii) anticipated economic and population growth; and (iv) near- or medium-term scheduled closures of competing landfills.

  The Company has adopted the following four-step operating program in executing its business strategy:

    1. Landfill Acquisitions. Once the Company identifies an area that qualifies under its target market criteria, the Company seeks to establish a market presence, generally by acquiring one or more landfills in that area that can be accessed economically from the metropolitan center or from the regional market area, either through direct hauling or through strategically located transfer stations. In evaluating a landfill acquisition, the Company considers, among others, the following factors:
  (i) current disposal costs together with transportation costs to the targeted landfill relative to transportation and disposal costs of potential competitors; (ii) expected landfill life; (iii) opportunities for landfill expansion; and (iv) projected short-term ability to secure a minimum of 500 tons per day of disposal volume.

    2. Secure Captive Waste Volumes. After the Company has acquired a landfill, it seeks to build a market presence and increase the utilization of the landfill by securing captive waste streams, which includes developing and acquiring transfer stations, entering into waste collection contracts and acquiring waste collection companies. Generally, the Company pursues the acquisition of collection companies that: (i) have well-established residential or commercial collection routes and accounts; (ii) own and operate transfer stations; or (iii) do not own landfills and are vulnerable to volatile disposal pricing, which the Company believes it can minimize through landfill ownership.

    3. "Tuck-in" Acquisitions. The Company acquires service rights, obligations, machinery and equipment in "tuck-in" acquisitions of collection companies to: (i) increase the waste stream directed to its landfills; (ii) maximize its market presence; and (iii) take advantage of economies of scale which should increase earnings and return on capital.

    4. Integration and Expansion of Operations. Immediately upon closing any acquisition, the Company integrates the acquired company into its operations by: (i) instituting strict cost control procedures; (ii) consolidating and rationalizing collection routes and pricing; (iii) implementing Company operating policies and procedures (including programs designed to improve employee productivity and equipment utilization); (iv) establishing a sales and marketing force; and (v) converting the acquired company to the Company's accounting, data processing and management reporting systems. During the transition period following acquisitions, the Company retains the management of certain companies it acquires in order to benefit from management's local operating knowledge and the goodwill it has developed. Additionally, on a selective basis, the Company seeks to expand the capacity of its landfills to accommodate increasing waste volumes and improve profitability.

  In addition, the Company may, as specific opportunities arise, evaluate and pursue acquisitions in the solid waste collection and disposal industry that do not strictly conform to the Company's four-step operating program.

ACQUISITION PROGRAM

  The Company has assembled an experienced acquisition team comprised of operations, environmental, engineering, legal, financial and accounting personnel, each engaged in identifying and evaluating acquisition opportunities in order to execute its operating program. The Company has established pre-acquisition review procedures for acquisition candidates, including legal, financial, engineering, operational and environmental reviews. The environmental review includes, where appropriate, investigation of geologic, hydrogeologic and other site conditions, past and current operations (including types of waste deposited), design and construction records, permits, regulatory compliance history, regulatory agency records and available soil sampling, groundwater and air monitoring results. The Company uses regional managers to assist in the acquisition process by identifying suitable candidates and performing pre-acquisition review and evaluation tasks.

  In considering whether to proceed with an acquisition, in addition to determining whether the candidate meets the Company's criteria described above, the Company evaluates a number of factors, including: (i) the acquisition candidate's historical and projected financial results; (ii) any expected synergies with one or more of the Company's existing operations; (iii) the proposed purchase price and the Company's expected resultant internal rate of return on investment and the expected impact on the Company's earnings per share; (iv) whether the candidate will enhance the Company's ability to effect other acquisitions in the vicinity; (v) the candidate's customer service reputation and relationships with the local communities; (vi) the composition and size of the candidate's customer base; (vii) the types of services provided by the candidate; and (viii) whether the candidate has definable and controllable liabilities, including potential environmental liabilities. The Company believes that significant opportunities exist to acquire new landfills and to develop its existing markets, and reviews acquisition opportunities on an ongoing basis.

COMPLETED ACQUISITIONS

  The Company has completed 70 acquisitions of solid waste companies in 12 states since January 1993, which are summarized in the table below.

COMPANY                   BUSINESS                PRINCIPAL LOCATION DATE ACQUIRED
-------                   --------                ------------------ -------------
MISSOURI REGION:
Wheatland...............  Landfill                Scammon, KS        January 1993
Pittsburg Sanitation....  Collection              Pittsburg, KS      January 1993
Ozark Sanitation........  Collection              Carthage, MO       January 1993
Trashmaster.............  Collection              Joplin, MO         January 1993
A-1 Trash Service.......  Collection              Verona/Aurora, MO  April 1993
Tate's Transfer.........  Transfer Station        Verona/Aurora, MO  April 1993
Renfro Sanitation.......  Collection              Branson, MO        June 1993
B&B Trash...............  Collection              Pittsburg, KS      July 1993
B&B Refuse..............  Collection              Neosho, MO         December 1993
Apex Sanitation.........  Collection              Grove, OK and      December 1993
                                                  Green Forest, AR
Epps Sanitation.........  Collection              Branson, MO        December 1993
Cummings Sanitation.....  Collection              Nixa, MO           May 1994
Light Hauling...........  Collection              Branson, MO        August 1994
Poole's Sanitation......  Collection              Bentonville, AR    August 1994
Southwest Waste.........  Collection              Springfield, MO    July 1996
Nesvold Sanitation......  Collection              Seneca, MO         December 1996
Sparky's Waste Control..  Collection              Springfield, MO    January 1997
Cupp Disposal...........  Collection              Joplin, MO         June 1997
Sunset Disposal/Resource
Recovery................  Landfill and Collection Coffeyville, KS    August 1997
L. B. Smith.............  Collection              Springfield, MO    August 1997
Supreme Sanitation......  Collection              Pittsburg, KS      August 1997
Packman.................  Collection              Coffeyville, KS    January 1998
Freeman Waste
Management..............  Collection              Eureka Springs, AR February 1998
ILLINOIS REGION:
Livingston..............  Landfill                Pontiac, IL        November 1995
Barbara Companies.......  Landfill, Collection,   Chicago, IL        September 1997
                          MRF and                 Morris, IL
                          Transfer Station
Sexton Companies........  Landfill, Collection    Bloomington, IL    November 1997
                          and Transfer Stations   Chicago, IL
Harrell & Daughters.....  Collection              Bloomington, IL    December 1997
Yellow Recycling &
Disposal................  Collection              Lemont, IL         December 1997
SOUTHWESTERN INDIANA RE-
 GION:
WMX-Evansville..........  Landfill, Collection    Evansville, IN     April 1997
                          and Transfer Station
Action Trash &
Disposal................  Collection              Vincennes, IN      July 1997
T&G Container...........  Collection and          Washington, IN     July 1997
                          Transfer Station
Mother Earth............  Collection,             Louisville, KY     August 1997
                          Beneficial Reuse
                          and Transfer Station
Earth First of
Kentuckiana.............  Collection              New Albany, IN     January 1998

COMPANY                   BUSINESS                PRINCIPAL LOCATION DATE ACQUIRED
-------                   --------                ------------------ -------------
OHIO REGION:
Wyandot.................  Landfill                Upper Sandusky, OH August 1995
Environmental             Collection                                 May 1996
Transportation and
Management..............                          Findlay, OH
R&R Waste Disposal......  Collection              Findlay, OH        May 1996
Jerry's Rubbish.........  Collection              Findlay, OH        June 1996
Seneca Disposal.........  Collection              Tiffin, OH         June 1996
Ross Bros. Waste &        Collection and          Mt. Vernon, OH     September 1996
Recycling...............  Transfer Station
D&L Hauling.............  Collection              Findlay, OH        October 1996
Rutledge Trucking.......  Collection              Delaware, OH       November 1996
Morrow Sanitary
Company.................  Collection              Mt. Gilead, OH     November 1996
Bowers-Phase II.........  Collection and          Vickery, OH        December 1996
                          Transfer Station
Cargo Services..........  Collection              Mt. Gilead, OH     December 1996
Rumpke Waste (routes)...  Collection              Fostoria, OH       December 1996
Christiansen's..........  Collection              Sandusky, OH       May 1997
D&R Refuse..............  Collection              Kenton, OH         July 1997
Geyer Sanitation........  Collection              Galion, OH         July 1997
Didions' Garbage &        Collection                                 January 1998
Refuse..................                          Bellevue, OH
R.C. Miller               Collection              Canton, OH         January 1998
Enterprises.............  and Transfer Station
McFarland Disposal......  Collection              Ravenna, OH        February 1998
Owens Rubbish Service...  Collection              Akron, OH          February 1998
WESTERN PENNSYLVANIA RE-
 GION:
Clarion.................  Landfill and Collection Leeper, PA         June 1995
Mauthe Sanitation.......  Collection              Strattanville, PA  March 1996
Allied Waste Systems....  Collection              Youngstown, OH     February 1997
Horodyski...............  Collection              Warren, OH         April 1997
Township Garbage........  Collection              Warren, OH         July 1997
NEW ENGLAND REGION:
T&J Trucking............  Collection              Johnston, RI       September 1996
American Disposal
Services/N.E.E.D........  Collection              Johnston, RI       September 1996
A-1 Container...........  Collection              Rehoboth, MA       January 1997
BFI-Derby District......  Collection and          Seymour, CT        May 1997
                          Transfer Station
Liberty Disposal........  Collection              Providence, RI     May 1997
A. Macera...............  Collection              Johnston, RI       August 1997
Macera Bros.............  Collection and          Cranston, RI       August 1997
                          Transfer Station
R.D. Compactor..........  Collection              Providence, RI     September 1997
Wasteline Rubbish
Disposal................  Collection              Johnston, RI       October 1997
Bonollo Rubbish.........  Collection              Wrentham, MA       November 1997
One Way Waste Systems...  Collection              N. Attleboro, MA   December 1997
South County Companies..  Collection and          N. Kingston, RI    January 1998
                          Transfer Station
Page Hauling............  Collection              Warwick, RI        February 1998

  Missouri Region. The Company established a market presence in the Missouri Region in January 1993 with the acquisition of its Wheatland landfill. Since purchasing the Wheatland landfill, the Company has acquired one transfer station and independently developed three transfer stations. The Company also has exclusive contracts to accept waste from two other transfer stations. Additionally, the Company acquired 21 collection companies, including the three operations purchased simultaneously with the Wheatland landfill. The collection operations and transfer stations have been consolidated into three divisions. The Company has integrated acquired companies by consolidating and rationalizing routes and pricing, reducing overhead through consolidating an acquired company's operations, implementing the Company's cost controls and operating procedures, converting acquired companies to the Company's management reporting systems and implementing a sales and marketing team. Since the acquisition of its Wheatland landfill, the Company has increased the waste volume at its landfill by approximately 1,000 tons per day. Since the October Offering, the Company has acquired two collection companies and developed one transfer station within the region. Such activity has expanded the service area of the Company's operations in the Missouri Region.

  Illinois Region. The Company established a market presence in north-central Illinois in November 1995 with the acquisition of its Livingston landfill, which is located approximately 90 miles from downtown Chicago. The acquisition of the Livingston landfill was particularly attractive to the Company's management because of the expected closing of two competing landfills that accepted an aggregate of approximately 15,000 tons per day and the management team's experience with the Chicago market. Since the acquisition of the Livingston landfill, one of the competing landfills in the Chicago metropolitan area has closed and the other is expected to close in 1998. Since the acquisition of the Livingston landfill, the Company has increased the waste volume at this landfill by approximately 4,000 tons per day through intensified sales and marketing efforts. Approximately 71% of the waste volume at the Livingston landfill is captive waste. Since the October Offering, the Company has acquired three collection operations, two transfer stations and a landfill in the Illinois Region.

  Southwestern Indiana Region. In April 1997, the Company acquired the Blackfoot landfill, two collection companies, an exclusive transfer station contract and a permit to develop a new transfer station, all located in the southwestern Indiana Region (which includes western Kentucky). These acquisitions provided the Company with the opportunity to enter the southwestern Indiana Region and to secure a significant market share position in that region through the acquisition of a single, fully integrated solid waste management operation. Since the October Offering, the Company completed the acquisition of one collection company within the Southwestern Indiana Region.

  Ohio Region. The Company established a market presence in north-central Ohio in August 1995 with the acquisition of its Wyandot landfill, which is located within approximately 125 miles of Cleveland, Ohio and within approximately 75 miles of Toledo and Columbus, Ohio. To date, the Company has acquired 18 collection companies and has acquired, developed or secured exclusive contracts with five transfer stations in the Ohio Region. Since the acquisition of the Wyandot landfill, the Company has increased the waste volume at this landfill by approximately 300 tons per day, primarily through the acquisition of collection companies, new operating contracts with two transfer stations and implementation of a new sales focus. To further expand its operations, the Company is seeking to increase capacity at the Wyandot landfill. In January 1998, the Company completed the R.C. Miller Acquisition, which provides the Company with solid waste collection, transfer and recycling services in Canton, Ohio and the surrounding counties. In connection with the R.C. Miller Acquisition, the Company acquired a construction and demolition landfill, which the Company is in the process of closing. The R.C. Miller Acquisition expands the Company's presence in the Ohio Region and provides a geographical link between the Company's Ohio and Western Pennsylvania Regions. Furthermore, since the October Offering, the Company has acquired three additional collection companies in the region.

  Western Pennsylvania Region. The Company entered the western Pennsylvania Region in June 1995 with the acquisition of its Clarion landfill and an affiliated collection company. The Clarion landfill is located within 80 miles of both Pittsburgh and Erie, Pennsylvania. Since the acquisition of the Clarion landfill, the Company has increased volumes to this landfill by approximately 300 tons per day to the maximum daily limit, primarily through the acquisition of collection companies.

  New England Region. The Company began operating in the New England Region in September 1996 with the acquisition of two collection companies in Rhode Island. The Company was attracted to the New England Region because it was largely an unconsolidated market where no existing operator had a competitive advantage since the State of Rhode Island owns and operates the sole landfill in the state. As a result, the Company has focused its acquisition strategy on collection companies. Since the October Offering, the Company has acquired five collection companies and a contract to operate one transfer station in the region. The Company believes that as a result of its acquisitions in the region, it currently owns and operates the largest collection operation in Rhode Island and has strategically positioned itself to expand its market share in the New England Region.

OPERATIONS

  The Company's waste management operations include the ownership and operation of solid waste landfills, transfer stations and waste collection services. The Company believes that all of its landfills and transfer stations comply with or exceed the requirements mandated by the Subtitle D Regulations and the applicable state regulations. The Company regularly monitors incoming waste at its landfills to determine if such wastes are in compliance with its permits.

LANDFILLS

  The Company currently owns nine landfill operations permitted to receive solid waste. These landfill operations are located in Illinois, Indiana, Ohio, Pennsylvania, Kansas and Oklahoma.

  Each of the Company's landfill operations is located on land owned by the Company. The permitted waste streams at each of these landfills include both MSW and certain special waste (the type of special waste varying from landfill to landfill). During the year ended December 31, 1997, the Company's captive waste (including the Company's collection operations and third party haulers operating under long-term contracts) constituted an average of approximately 73% of the solid waste disposed of at its landfills.

  The table and landfill descriptions below provide certain additional information, as of December 31, 1997 regarding the nine landfills that the Company owns and operates.

                                           APPROXIMATE ACREAGE   APPROXIMATE
                                           ------------------- UNUSED PERMITTED
  LANDFILLS                  LOCATION      TOTAL PERMITTED (1)   AIRSPACE(2)
  ---------                  --------      ----- ------------- ----------------
                                                               (IN MILLIONS OF
                                                                 CUBIC YARDS)
Wheatland.............. Scammon, KS           68       55             0.9
Resource Recovery...... Cherryvale, KS       282       37             2.2
Pittsburg County....... McAlester, OK         76       30             1.4
Livingston............. Pontiac, IL          556      255            27.9
Environtech............ Morris, IL           326       78             5.9
McLean................. Bloomington, IL       55       33             1.0
Blackfoot.............. Evansville, IN       379      166            17.8
Wyandot(3)............. Upper Sandusky, OH   344       87             5.7
Clarion................ Leeper, PA           606       60             3.9
                                           -----      ---            ----
  Total................                    2,692      801            66.7
                                           =====      ===            ====

--------
(1) Permitted acreage, as used in this table and in this Prospectus, represents the portion of the total acreage on which disposal cells and supporting facilities have been constructed (including any that may have been filled or capped) or may be constructed based upon an approval issued by the state generally authorizing the development or siting of a landfill on the acreage. Prior to actually constructing and/or operating each new disposal cell on the permitted acreage, it may be necessary, depending upon the regulatory requirements of the particular state, for the Company to obtain additional authorizations with respect to such cell. The portion of total acreage that is not currently permitted acreage is not currently available for waste disposal.
(2) Unused permitted airspace represents in cubic yards the estimated portion of the permitted acreage that has not yet been used for waste disposal but may be available for waste disposal after certain approvals are secured and, in some instances, new disposal cells are constructed. Prior to actually constructing and/or operating a new disposal area or cell on permitted acreage, it may be necessary, depending upon the regulatory requirements of the particular state or locality, for the Company to obtain additional authorizations.
(3) The Company has applied for a permit to increase the permitted acreage and permitted cubic airspace at the Wyandot landfill by approximately 98 acres and approximately 19.1 million cubic yards, respectively.

  The Company monitors the available permitted in-place disposal capacity at each of its landfills on an ongoing basis and evaluates whether to seek to expand this capacity. In making this evaluation, the Company considers various factors, including the volume of waste projected to be disposed of at the landfill, the size of the unpermitted acreage included in the landfill, the likelihood that the Company will be successful in obtaining the necessary approvals and permits required for the expansion and the costs that would be involved in developing the expanded capacity. The Company also considers on an ongoing basis the extent to which it is advisable, in light of changing market conditions and/or regulatory requirements, to seek to expand or change the permitted waste streams at a particular landfill or to seek other permit modifications. Set forth below is certain information concerning certain of the new permits, permit modifications and approvals that the Company is currently seeking to enable it to expand its disposal capacity. There can be no assurance that the Company will succeed in obtaining any of such permits, permit modifications or approvals, or that additional permits, permit modifications or approvals will not be required or that additional requirements will not be imposed by regulatory agencies. See "Risk Factors-- Limitations on Internal Expansion" and "--Extensive Environmental Land Use Laws and Regulations."

  Wheatland. The Wheatland landfill consists of approximately 68 acres. Approximately 55 of the owned acres are permitted acres and there are approximately 0.9 million cubic yards of unused permitted airspace. The Company anticipates that after a planned expansion, the Wheatland landfill would have approximately 7 years of total site life at current average disposal levels (approximately 2.5 years if such expansion is not approved by the Cherokee County Board of Commissioners). In addition, the Company has an option to purchase an undeveloped parcel in Missouri, which has been granted a permit to develop a landfill.

  Resource Recovery. The Resource Recovery landfill consists of approximately 282 acres, of which approximately 37 are permitted. There are approximately
2.2 million cubic yards of unused permitted airspace. The Resource Recovery landfill has approximately 14 years of total site life at current average disposal levels.

  Pittsburg County. The Pittsburg County landfill consists of approximately 76 acres, of which approximately 30 are permitted acres. There are approximately
1.4 million cubic yards of unused permitted airspace. The Pittsburg County landfill would have approximately 40 years of total site life at current average disposal levels.

  Livingston. The Livingston landfill consists of approximately 556 acres, of which approximately 255 are permitted acres. There are approximately 27.9 million cubic yards of unused permitted airspace. Previously, cells developed at the Livingston landfill have been constructed with double composite liner systems. In September 1996, the Livingston landfill received a permit to construct cells using a single liner composite system. The Livingston landfill has approximately 12.5 years of total site life at current average disposal levels, which have increased substantially since its acquisition by the Company.

  Environtech. The Environtech landfill consists of approximately 326 acres of which 78 acres have received local siting approval and state permitting. There are approximately 5.9 million cubic yards of unused airspace. Environtech has approximately 24 years of total site life at current average disposal levels.

  McLean. The McLean County landfill is located in Bloomington, Illinois. The landfill consists of approximately 55 acres, of which approximately 33 acres are approved for waste disposal. The current waste receipts are minimal due to this landfill's proximity to the Livingston landfill.

  Blackfoot. The Blackfoot landfill in Evansville, Indiana consists of approximately 379 acres, of which approximately 166 are permitted acres. The site has available capacity of approximately 17.8 million cubic yards of airspace. This includes 0.5 million cubic yards of airspace which will be approved as a minor modification to the existing permit, pursuant to the applicable state regulations. The Blackfoot landfill has approximately 55 years of total site life at current average disposal levels.

  Wyandot. The Wyandot landfill consists of approximately 344 acres in three proximate locations, and the Company has an option to purchase up to approximately 94 adjacent additional acres in the vicinity. Approximately 87 of the owned acres are permitted, and there are approximately 5.7 million cubic yards of unused permitted airspace. Cells developed to date at the Wyandot landfill have been constructed with double composite liner systems. The Company has applied for a permit from applicable regulatory authorities to use a single composite liner in constructing new cells, which the Company believes should reduce cell development costs. In addition, the Company has applied for a permit from the Ohio Environmental Protection Agency to expand its landfill capacity by using the valley between two of the hills that are currently permitted for waste disposal, as well as the option acreage. The Company anticipates that if it exercised its option, obtained the required permits and constructed the additional landfill areas, the Wyandot landfill would have approximately 39 years of total site life at current disposal levels. Currently, however, the Wyandot landfill has approximately 8.5 years of total site life at current average disposal levels.

  Clarion. The Clarion landfill consists of approximately 606 acres, of which approximately 60 are permitted acres. There are approximately 3.9 million cubic yards of unused permitted airspace. Cells developed at the Clarion landfill have been, and due to regulatory requirements will continue to be, constructed with double liner systems. The Clarion landfill has approximately 10 years of total site life at current average disposal levels.

TRANSFER STATIONS

  The Company has an active program to acquire, develop, own, operate and contract to receive waste volumes from transfer stations in markets which are proximate to its operations. The use of transfer stations reduces the Company's costs associated with the transportation of its collected waste and also increases the market area served by the Company's landfills. Presently, the Company owns, operates or has exclusive contracts to receive waste from a total of 20 transfer stations, including six in the Missouri Region, three in the Illinois Region, three in the southwestern Indiana Region, five in the Ohio Region and three in the New England Region. Typically, the Company acquires transfer stations that will service its Company-owned landfills and expand its geographic service area.

COLLECTION OPERATIONS

  The Company collects solid waste from over 400,000 residential, commercial and industrial customers through its own collection operations and through brokerage arrangements with other haulers. The Company's collection operations are conducted generally within a 50-mile radius of either its transfer stations or landfills, which allows the Company to serve a geographic area within a radius of approximately 125 miles from its landfills. The Company also contracts with local generators of solid waste and directs the waste to either its own landfill or to a third-party landfill or for additional handling at one of its transfer stations. During the year ended December 31, 1997, the Company's captive waste constituted an average of approximately 73% of the solid waste disposed of at Company-owned landfills. In addition, approximately 81% of the total tonnage collected by the Company was disposed of at Company-owned landfills.

  Fees for the Company's commercial and industrial collection services are determined by such factors as collection frequency, type of equipment and containers furnished, the type, volume and weight of the waste collected, the distance to the disposal or processing facility and the cost of disposal or processing. A majority of the Company's commercial and industrial waste collection services are performed under contracts. Substantially all of the Company's municipal solid waste collection services are performed under contracts with municipalities. These contracts grant the Company exclusive rights to service all or a portion of the residential homes in a specified community or provide a central repository for residential waste drop-off. The Company also provides subscription residential collection services directly to households.

SALES AND MARKETING

  The Company has a coordinated marketing strategy which is formulated at the corporate level and implemented at the regional level. In addition to competitive pricing, the Company's marketing strategy emphasizes quality service particularly with respect to rapid turnaround time at its landfills. Each manager implements the Company's marketing strategy, which is overseen by senior management. Depending upon the size of the region and its customer mix, each manager may focus on commercial, industrial, residential or municipal accounts to a varying degree. The Company maintains periodic contact with all of its accounts to increase customer retention. Company salespersons call on prospective customers in a specified geographic territory.

  Since the Company acquires its waste collection operations primarily from entrepreneurs who generally do not have independent sales forces, the Company often retains these entrepreneurs during the transition period following the acquisition of such operations to acquaint the Company's sales force with the acquired companies' customer base.

  The Company has a diverse customer base, with no single customer accounting for more than 10% of the Company's revenues during the year ended December 31, 1997. The Company does not believe that the loss of any single customer would have a material adverse effect on the Company's results of operations.

COMPETITION

  The solid waste collection and disposal business is highly competitive and requires substantial amounts of capital. The Company competes with numerous local and regional companies and, in selected areas, with the large national waste management companies. The industry is led by several national waste management companies, such as Waste Management, Inc., Browning-Ferris Industries, Inc., USA Waste Services, Inc., Republic Industries, Inc. and Allied Waste Industries, Inc., and includes numerous local and regional companies of varying sizes and competitive resources such as Casella Waste Systems, Inc., Eastern Environmental Services, Inc., Superior Services, Inc. and Waste Industries, Inc. The large national companies, as well as a number of the regional companies, are significantly larger and have greater financial resources than the Company. The Company also competes with those counties and municipalities that maintain their own waste collection and disposal operations. These counties and municipalities may have financial advantages due to the availability to them of tax revenues and tax exempt financing. The Company competes primarily by charging competitive prices and offering quality service. Competitors may reduce the price of their services in an effort to expand market share or to win competitively bid municipal contracts.

  The solid waste collection and disposal industry is currently undergoing significant consolidation, and the Company encounters competition in its efforts to acquire landfills and collection operations. Accordingly, it may become uneconomical for the Company to make further acquisitions or the Company may be unable to locate or acquire suitable acquisition candidates at price levels and on terms and conditions that the Company considers appropriate, particularly in markets the Company does not already serve.

  Competition in the disposal industry may also be affected by the increasing national emphasis on recycling and other waste reduction programs, which may reduce the volume of waste deposited in landfills. See "Risk Factors--Highly Competitive Industry" and "--Use of Alternatives to Landfill Disposal."

LIABILITY INSURANCE AND BONDING

  The Company carries a broad range of insurance for the protection of its assets and operations that it believes is customary to the waste management industry, including pollution liability coverage. Specifically, each of the Company's landfills has pollution liability coverage of $10 million per occurrence or $10 million in the aggregate subject to a $10,000 deductible. Nevertheless, if the Company were to incur liability for environmental damage which exceeds coverage limits or is not covered by insurance, its business, financial condition and results of operations could be materially adversely affected.

  The Company is required to post a performance bond or a bank letter of credit or to provide other forms of financial assurance in connection with closure and post-closure obligations with respect to landfills and its other solid waste management operations and may be required to provide such financial assurance in connection with municipal residential collection contracts. As of December 31, 1997, the Company had outstanding approximately $38.1 million of performance bonds. If the Company were unable to obtain surety bonds or letters of credit in sufficient amounts, or to provide other required forms of financial assurance, it would be unable to remain in compliance with the Subtitle D Regulations or comparable state requirements and, among other things, might be precluded from entering into certain municipal collection contracts and obtaining or holding landfill operating permits.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Subject to the consummation of this Offering, David C. Stoller, Merril M. Halpern, A. Lawrence Fagan, Richard T. Henshaw, III and Norman Steisel have indicated that they will not stand for re-election to the Board of Directors of the Company at the 1998 Annual Meeting of Stockholders of the Company (the "Annual Meeting"). At the Annual Meeting, the Company proposes to nominate to the Board of Directors two executive officers of the Company (Messrs. De Young and Lavey) and not less than four independent directors, including G.T. Blankenship. In addition, immediately following the consummation of this Offering, Mr. De Young will replace Mr. Stoller as Chairman of the Board of Directors and will continue to serve as President and Chief Executive Officer of the Company.

  The following table sets forth information concerning the Company's executive officers and directors as of March 1, 1998:

  NAME                              AGE                  POSITION
  ----                              ---                  --------
David C. Stoller...................  46 Chairman; Director
                                        President; Chief Executive Officer;
Richard De Young...................  43 Director
Richard Kogler.....................  38 Vice President; Chief Operating Officer
Stephen P. Lavey...................  36 Vice President; Chief Financial Officer
                                        Vice President; General Counsel and
Ann L. Straw.......................  44 Secretary
Lawrence R. Conrath, Sr............  41 Vice President; Controller
John J. McDonnell..................  42 Vice President--Engineering
Mary T. Ryan.......................  44 Vice President--Corporate Affairs
Merril M. Halpern..................  63 Director
A. Lawrence Fagan (1)..............  67 Director
Richard T. Henshaw, III (2)........  59 Director
G.T. Blankenship (2)...............  68 Director
Norman Steisel (1).................  54 Director

--------
(1) Member of audit committee
(2) Member of compensation committee

  David C. Stoller has been Chairman and a director of the Company since January 1, 1996. He has served in the same capacities for ADS, Inc. ("ADS") since January 1993 and County Disposal, Inc. ("CDI") since May 1995; both ADS and CDI were predecessor entities of the Company. Since March 1998, Mr. Stoller has been an entrepreneur with Charterhouse Group International, Inc. ("Charterhouse"), which is a private investment firm specializing in leveraged buy-out acquisitions. From January 1997 until February 1998, he was a Managing Director of Charterhouse. From August 1992 through December 1996, Mr. Stoller served as the Chairman of Charterhouse Environmental Capital Group, Inc. ("Charterhouse Environmental Capital"), which provided management and consulting services to companies with environmental operations including the Company. Charterhouse Environmental Capital is an affiliate of Charterhouse. Mr. Stoller was a partner at the law firm of Milbank, Tweed, Hadley & McCloy (where he remains as "Of Counsel") from January 1989 through July 1992.

  Richard De Young has been Chief Executive Officer since September 4, 1997 and President and a director of the Company since January 1, 1996. He has also served as President of ADS since April 1994 and as a director since September 1993 and was the Chief Operating Officer and Vice President for ADS from January 1993 through April 1994. Mr. De Young has been a director of CDI since May 1995, and its President since July 31, 1996. From June 1982 through January 1993 he was employed by Waste Management of North America, a subsidiary of WMX Technologies, Inc. ("WMX"), most recently as a Regional Operations Vice President, with responsibility for landfill and collection operations in the Midwest region.

  Richard Kogler has been a Vice President and the Chief Operating Officer of the Company since January 1, 1996. He previously served in the same capacities for ADS since May 1995 and as President of CDI between May 1995 and July 1996. He has been Vice President of CDI since July 31, 1996. From October 1984 through May 1995 Mr. Kogler was employed by WMX, most recently as a Regional Operations Vice President.

  Stephen P. Lavey has been a Vice President and the Chief Financial Officer of the Company since February 1997. He was previously employed by Bank of America from June 1990 through January 1997, most recently as a Vice President in its Environmental Services Lending Group, specializing in the solid waste, environmental engineering and water purification industries. Mr. Lavey is also a Certified Public Accountant.

  Ann L. Straw has been a Vice President and the General Counsel of the Company since January 1, 1996. She previously served in the same capacities for ADS (since June 1995) and for CDI (since June 1995). She has been the Secretary of the Company since January 1, 1996, and of ADS and CDI since July 31, 1995. From 1986 through May 1995 she was employed by WMX, most recently as a Group Counsel for WMX's Midwest Group.

  Lawrence R. Conrath, Sr. has been Controller of the Company since January 1, 1996 and a Vice President since May 1996. He previously served as Controller for ADS since May 1994. Prior to joining the Company, Mr. Conrath spent two years with United Waste Systems, Inc., as Regional Controller of its Michigan region. From 1978 through 1990, Mr. Conrath was employed by WMX in several financial positions, most recently as Director of Accounting for the WMX Urban Services Group. Mr. Conrath is also a Certified Public Accountant.

  John J. McDonnell has been a Vice President--Engineering of the Company since January 1, 1996. He previously served as Environmental Engineer for ADS (since February 1993) and CDI (since June 1995). From 1985 through February 1993, Mr. McDonnell was employed by WMX, most recently as an Engineering Manager.

  Mary T. Ryan has been a Vice President--Corporate Affairs since March 1997 after joining the Company in November 1996. From May 1996 to November 1996, she was employed by Ketchum Public Relations as Senior Vice President, Corporate Issues. From July 1984 to April 1995 she was employed by WMX, most recently as Vice President, Management Services.

  Merril M. Halpern has served as a director of the Company since January 1, 1996. Since October 1984, Mr. Halpern has served as Chairman of the Board of Charterhouse. From 1973 to October 1984, Mr. Halpern served as President and Chief Executive Officer of Charterhouse. Mr. Halpern is also a director of Insignia Financial Group, Inc., a real estate management firm; and Microwave Power Devices, Inc., a manufacturer of highly linear power amplifiers primarily for the wireless telecommunications market ("MPD").

  A. Lawrence Fagan has served as a director of the Company since January 1, 1996. He has been President of Charterhouse since January 1997 and formerly served as Executive Vice President of Charterhouse since 1984. Mr. Fagan is also a director of MPD.

  Richard T. Henshaw, III has been a director of the Company since January 1, 1996. He has served as a director of ADS (since January 1993) and CDI (since May 1995). Mr. Henshaw has been a Managing Director of Charterhouse since January 1997 and formerly served as a Senior Vice President of Charterhouse since 1991. Prior thereto he was a Senior Vice President of The Bank of New York. Mr. Henshaw is also a director of Cornell Corrections, Inc., a provider of privatized correctional services.

  G.T. Blankenship has been a director of the Company since January 1, 1996. He previously served as a director of ADS (since January 1991). Mr. Blankenship has been a self-employed private investor since 1990.

  Norman Steisel has been a director of the Company since July 1996. He has served as Vice President, Business Development of Computer Sciences Corp. since May 1997. He was the President of EnEssCo Strategies, a strategic consulting services firm specializing in government regulated markets, from January 1994 to May 1997. From January 1990 through December 1993, Mr. Steisel was the First Deputy Mayor of the City of New York. Prior to 1990, he was a Senior Vice President at Lazard Freres & Co., specializing in environmental, corporate and municipal finance.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of March 1, 1998 and after completion of this Offering, by: (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (ii) each of the Company's directors; (iii) the Company's Chief Executive Officer and each of the Company's other current executive officers; and (iv) the Company's directors and executive officers as a group.

                                       SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                              OWNED                               OWNED
                                        PRIOR TO OFFERING     SHARES TO BE AFTER OFFERING (1)
                                       -----------------------  SOLD IN    -----------------------
NAME AND ADDRESS OF BENEFICIAL OWNERS    NUMBER     PERCENT   THE OFFERING   NUMBER     PERCENT
-------------------------------------  ------------ ---------------------- ------------ ----------
Charterhouse
 Environmental Holdings,
 L.L.C. (2).............                    933,528      4.5%    933,528             --       --
Charterhouse Equity
 Partners II, L.P. (3)..                  1,255,829      6.1%  1,255,829             --       --
CDI Equity, LLC (4).....                    322,014      1.6%    322,014             --       --
Pilgrim Baxter &
 Associates, Ltd. (5)...                  1,754,020      8.5%         --      1,754,020      7.9%
Nicholas-Applegate
 Capital Mgmt. (6)......                  1,173,600      5.7%         --      1,173,600      5.3%
David C. Stoller
 (7)(8).................                    173,738     *             --        173,738     *
Richard De Young
 (7)(9).................                    215,059    1.0%           --        215,059     *
Stephen P. Lavey (7)....                     41,666     *             --         41,666     *
Merril M. Halpern (8)...                         --       --          --             --       --
A. Lawrence Fagan (8)...                         --       --          --             --       --
Richard T. Henshaw, III
 (8)....................                         --       --          --             --       --
G.T. Blankenship (10)...                     97,451     *             --         97,451     *
Norman Steisel..........                         --       --          --             --       --
Richard Kogler (7)......                     26,922     *             --         26,922     *
Ann L. Straw (7)(11)....                     21,661     *             --         21,661     *
John J. McDonnell
 (7)(12)................                     54,191     *             --         54,191     *
Lawrence R. Conrath
 (7)(13)................                     38,980     *             --         38,980     *
Mary T. Ryan (14).......                     17,725     *             --         17,725     *
All directors and
 executive officers as a
 group (13 persons)
 (7)....................                    687,393      3.2%         --        687,393      3.0%

--------
  * Less than one percent.
 (1) Assumes no exercise of the Underwriters' over-allotment option to purchase up to 600,000 additional shares of Common Stock. See "Use of Proceeds" and "Underwriting."
 (2) The address of Charterhouse Environmental Holdings, L.L.C. ("Charter Environmental") is c/o Charterhouse Group International, Inc., 535 Madison Avenue, New York, New York 10022. Charterhouse Equity Partners, L.P. ("CEP") and StollerCo Partners, L.P. ("StollerCo") are the members of Charter Environmental, with a majority of the ownership interests being held by CEP. The general partner of CEP is CHUSA Equity Investors, L.P., whose general partner is Charterhouse Equity, Inc., a wholly-owned subsidiary of Charterhouse. As a result of the foregoing, all of the shares of Common Stock held by Charter Environmental would, for purposes of Section 13(d) of the Securities Exchange Act of 1934, be considered to be beneficially owned by Charterhouse. Mr. Stoller is a partner of StollerCo and disclaims beneficial ownership of shares of Common Stock held of record by Charter Environmental.
 (3) The address of Charterhouse Equity Partners II, L.P. ("CEP II") is c/o Charterhouse Group International, Inc., 535 Madison Avenue, New York, New York 10022. The general partner of CEP II is CHUSA Equity Investors II, L.P., whose general partner is Charterhouse Equity II, Inc., a wholly-owned subsidiary of Charterhouse. As a result of the foregoing, all of the shares of Common Stock held by CEP II would, for purposes of Section 13(d) of the Securities Exchange Act of 1934, be considered to be beneficially owned by Charterhouse. Includes 2,440 shares of Common Stock beneficially owned by a related party prior to the Offering, 2,440 shares of Common Stock to be sold by the related party in the Offering and 0 shares of Common Stock to be beneficially owned by the related party after the Offering.

 (4) The address of CDI Equity, LLC ("CDI Equity") is c/o Aetna Life Insurance Company, Conveyor RC21, 151 Farmington Avenue, Hartford, Connecticut 06156. The member interests in CDI Equity, LLC are held as follows: 99% by Aetna Life Insurance Company, which is a wholly-owned subsidiary of Aetna Services, Inc., which is a wholly-owned subsidiary of Aetna, Inc., and 1% by CDI Equity, Inc., a wholly-owned subsidiary of Aetna Life Insurance Company.
 (5) Information regarding Pilgrim Baxter & Associates, Ltd. is based on
     Schedule 13G filed by such person with the Securities and Exchange Commission as of December 31, 1997. The address of Pilgrim Baxter & Associates, Ltd. is 825 Duportail Road, Wayne, Pennsylvania 19087.
 (6) Information regarding Nicholas-Applegate Capital Mgmt. is based on
     Schedule 13G filed by such person with the Securities and Exchange Commission as of December 31, 1997. The address of Nicholas-Applegate Capital Mgmt. is 600 West Broadway, 29th Floor, San Diego, CA 92101.
 (7) Includes options exercisable within 60 days of March 1, 1998 to purchase 171,271, 212,592, 41,666, 26,922, 53,195, 37,982, 21,461 and 725 shares granted under the American Disposal Services, Inc. 1996 Stock Option Plan to Messrs. Stoller, De Young, Lavey, Kogler, McDonnell and Conrath and Ms. Straw and Ryan, respectively. For purposes of computing the percentage of outstanding shares beneficially held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be beneficially owned for the purpose of computing the percentage ownership of such person or group of persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
 (8) Merril M. Halpern and A. Lawrence Fagan are executive officers, directors and stockholders of Charterhouse, Richard T. Henshaw, III is an executive officer of Charterhouse and until March 1, 1998, Mr. Stoller was an executive officer of Charterhouse. Messrs. Halpern, Fagan, Henshaw and Stoller each disclaim beneficial ownership of the shares of Common Stock beneficially owned by Charterhouse.
 (9) Includes 2,467 shares held jointly by Mr. De Young and his wife.
(10) Includes 7,995 shares held by Mr. Blankenship's wife, of which Mr. Blankenship disclaims beneficial ownership.
(11) Includes 200 shares held by Ms. Straw's minor children.
(12) Includes 996 shares held by Mr. McDonnell's minor children.
(13) Includes 498 shares held jointly by Mr. Conrath and his wife and 400 shares held in an IRA for the benefit of Mr. Conrath.
(14) Includes 6,000 shares held in an IRA for the benefit of Ms. Ryan and 11,000 shares held jointly by Ms. Ryan and her husband.

                                TRANSFER AGENT

  The Transfer Agent for the Common Stock is the Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004. Its telephone number is
(212) 509-4000.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 22,116,173 shares of Common Stock outstanding (assuming no exercise of the Underwriters' overallotment option), all of which will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by an existing "affiliate" of the Company, as that term is defined by the Securities Act (an "Affiliate"), which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom CIBC Oppenheimer Corp. and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") are acting as Representatives, has severally agreed with the Company and the Selling Stockholders, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite the name of such underwriter below:

                                                                     NUMBER OF
                                                                     SHARES OF
   UNDERWRITER                                                      COMMON STOCK
   -----------                                                      ------------
   CIBC Oppenheimer Corp...........................................  1,160,000
   Donaldson, Lufkin & Jenrette Securities Corporation.............  1,160,000
   BT Alex. Brown Incorporated.....................................     60,000
   Cowen & Company.................................................     60,000
   Credit Suisse First Boston Corporation..........................     60,000
   A.G. Edwards & Sons, Inc........................................     60,000
   Furman Selz LLC.................................................     60,000
   Goldman, Sachs & Co. ...........................................     60,000
   Lazard Freres & Co. LLC.........................................     60,000
   Lehman Brothers Inc. ...........................................     60,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated..............     60,000
   Morgan Stanley & Co. Incorporated...............................     60,000
   PaineWebber Incorporated........................................     60,000
   Prudential Securities Incorporated..............................     60,000
   Salomon Brothers Inc. ..........................................     60,000
   SBC Warburg Dillon Read Inc. ...................................     60,000
   Schroder & Co. Inc. ............................................     60,000
   First Analysis Securities Corporation...........................     60,000
   GS2 Securities, Inc. ...........................................     60,000
   Pacific Growth Equities, Inc. ..................................     60,000
   Piper Jaffray Inc. .............................................     60,000
   Robert W. Baird & Co. Incorporated..............................     30,000
   William Blair & Company, L.L.C. ................................     30,000
   J.C. Bradford & Co. ............................................     30,000
   Crowell, Weedon & Co. ..........................................     30,000
   EVEREN Securities, Inc. ........................................     30,000
   Fahnestock & Co. Inc. ..........................................     30,000
   Jefferies & Company.............................................     30,000
   C.L. King & Associates, Inc. ...................................     30,000
   Legg Mason Wood Walker, Incorporated............................     30,000
   McDonald & Company Securities, Inc. ............................     30,000
   Morgan Keegan & Company, Inc. ..................................     30,000
   Raymond James & Associates, Inc. ...............................     30,000
   The Robinson-Humphrey Company, LLC..............................     30,000
   Sanders Morris Mundy Inc. ......................................     30,000
   Scott & Stringfellow, Inc. .....................................     30,000
   Stephens Inc. ..................................................     30,000
   Tucker Anthony Incorporated.....................................     30,000
   Wheat First Securities, Inc. ...................................     30,000
                                                                     ---------
     Total.........................................................  4,000,000
                                                                     =========

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $1.12 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share of certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the Representatives. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

  The Company has granted the Underwriters an option, exercisable for up to 30 days after the date of this Prospectus, to purchase up to an aggregate of 600,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise such option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them as shown in the foregoing table bears to the number shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

  The Company and the Selling Stockholders have agreed to indemnify the representatives of the Underwriters and the several Underwriters against certain liabilities, including, without limitation liabilities under the Securities Act.

  The Company's officers and directors who will beneficially own an aggregate of 687,393 shares of Common Stock or options to purchase shares of Common Stock after the Offering, have agreed not to sell, offer to sell, distribute, pledge, grant any option for the sale of, or otherwise dispose of, directly or indirectly, or encumber, or exercise registration rights with respect to, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock now owned by them or hereafter acquired or with respect to which they have acquired or hereafter acquire the power of disposition for a period of 90 days after the date of this Prospectus without the prior written consent of CIBC Oppenheimer Corp. and DLJ. The Company has also agreed not to sell, offer to sell, distribute, pledge, grant any option for the sale of, or otherwise dispose of, directly or indirectly, or encumber, or exercise registration rights with respect to, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock now owned by them or hereafter acquired or with respect to which they have acquired or hereafter acquire the power of disposition for a period of 90 days after the date of this Prospectus, without the prior written consent of CIBC Oppenheimer Corp. and DLJ, subject to certain exceptions, including the ability to issue shares of Common Stock pursuant to the shelf registration statement, as described in the following paragraph.

  In addition, the Company has registered 2,500,000 shares of Common Stock under the Securities Act pursuant to a shelf registration statement for use in connection with future acquisitions, of which 1,233,793 shares of Common Stock have not yet been issued. Once issued, these shares generally will be freely tradeable by persons not affiliated with the Company; however, the Company has agreed to use its commercially reasonable efforts to restrict such persons from selling such shares during the 90-day period following the effective date of the Registration Statement of which this Prospectus is a part. The Company may from time to time increase the number of shares of Common Stock issuable pursuant to such shelf registration statement.

  The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In "passive" market making, market makers in the Common Stock who are Underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the Common Stock until the time, if any, at which a stabilizing bid is made. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The legality of the Common Stock offered hereby will be passed upon for the Company by Proskauer Rose LLP, 1585 Broadway, New York, New York 10036. Certain legal matters will be passed upon for the Underwriters by Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178.

                                    EXPERTS

  The Consolidated Financial Statements of the Company at December 31, 1995, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and the Registration Statement of which this Prospectus forms a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). These reports and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the fees prescribed by the Commission. Reports, proxy, information statements and other information regarding the Company filed electronically with the Commission are available on the Commission's web site (http://www.sec.gov).

  The Company has filed with the Commission a Registration Statement on Form S-3 (which term shall encompass any amendments and exhibits thereto) under the Securities Act with respect of the Shares offered hereby. This Prospectus, which forms a part of such Registration Statement, does not contain all the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to such Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Any interested parties may inspect such Registration Statement, without charge, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and may obtain copies of all or any part of it from the Commission upon payment of the fees prescribed by the Commission. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sales made hereunder or thereunder shall under any circumstances create any implication that the information contained herein or therein is correct as of any time subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company since the date hereof or thereof.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference and made a part of this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; (iii) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1996, specifically including the Company's Current Reports on Form 8-K dated April 15, 1997, May 29, 1997, September 23, 1997 (as amended on November 13, 1997) and January 23, 1998;
(iv) the Company's Proxy Statement dated April 21, 1997 relating to the 1997 Annual Meeting of Stockholders held on May 28, 1997; (v) the Company's Proxy Statement dated September 26, 1997 relating to the Special Meeting of Stockholders held on October 7, 1997; and (vi) the description of the Common Stock of the Company contained in the Company's registration statement (No. 333-36389) as filed with the Commission on September 25, 1997, as amended.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement or a material fact or an omission to state a material fact that is required to be stated or that is necessary to make statement not misleading in light of the circumstances in which it was made.

  THE COMPANY UNDERTAKES TO PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS OR INFORMATION REFERRED TO ABOVE THAT HAS BEEN OR MAY BE INCORPORATED BY REFERENCE IN THE PROSPECTUS (EXCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE). REQUESTS SHOULD BE DIRECTED TO ANN L. STRAW, SECRETARY, AMERICAN DISPOSAL SERVICES, INC., 745 MCCLINTOCK DRIVE, SUITE 230, BURR RIDGE, ILLINOIS 60521, TELEPHONE: (630) 655-1105.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
AMERICAN DISPOSAL SERVICES, INC. AND SUBSIDIARIES:
  CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Auditors.......................................... F-2
  Consolidated Balance Sheets at December 31, 1997 and 1996............... F-3
  Consolidated Statements of Operations for the years ended December 31,
   1997, 1996 and 1995.................................................... F-4
  Consolidated Statements of Stockholders' Equity for the years ended
   December 31, 1997, 1996 and 1995....................................... F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1997, 1996 and 1995.................................................... F-6
  Notes to Consolidated Financial Statements.............................. F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
American Disposal Services, Inc.

  We have audited the accompanying consolidated balance sheets of American Disposal Services, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Disposal Services, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Chicago, Illinois
February 24, 1998

                        AMERICAN DISPOSAL SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in Thousands)

                                                             DECEMBER 31,
                                                           ------------------
                                                             1997      1996
                                                           --------  --------
                          ASSETS
Current assets:
  Cash and cash equivalents............................... $  2,426  $  2,301
  Restricted cash held in escrow..........................      337       --
  Trade receivables--net of allowance of $1,326 and $473..   23,052     9,741
  Prepaid expenses........................................    1,348     1,248
  Other current assets....................................    1,347       354
                                                           --------  --------
    Total current assets..................................   28,510    13,664
Property and equipment, net...............................  174,340    93,692
Other assets:
  Cost over fair value of net assets of acquired
   businesses, net of accumulated amortization of $3,635
   and $1,374.............................................  157,304    31,237
  Other intangible assets, net of accumulated amortization
   of $631 and $439.......................................    2,045     1,610
  Debt issuance costs, net of accumulated amortization of
   $696 and $204..........................................    2,922     2,392
  Other...................................................    7,903     2,411
                                                           --------  --------
                                                           $373,024  $144,986
                                                           ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................ $  6,361  $  3,359
  Accrued liabilities:
    Consideration held back for certain acquisitions......    4,910     1,369
    Wages, salaries, and other compensation...............    2,665       240
    Other accrued liabilities.............................    5,708     2,640
  Deferred revenues.......................................    5,785     2,245
  Current portion of long-term debt and capital lease
   obligations............................................    2,360     2,572
                                                           --------  --------
    Total current liabilities.............................   27,789    12,425
Long-term debt and capital lease obligations, net of
 current portion..........................................   20,788    65,445
Accrued environmental and landfill costs..................   12,450     7,603
Deferred income taxes.....................................    2,577     1,416
Other long-term liabilities...............................   12,045       --
Stockholders' equity:
Preferred stock, $0.01 par value; 5,000,000 shares
 authorized; none issued and outstanding in 1997 and
 1996.....................................................      --        --
Common stock, $0.01 par value; 60,000,000 shares
 authorized; shares issued and outstanding 1997--
 19,323,100 and 1996--8,872,381...........................      193        89
Warrants outstanding......................................      --        107
Additional paid-in capital................................  298,110    66,170
Accumulated deficit.......................................     (928)   (8,269)
                                                           --------  --------
                                                            297,375    58,097
                                                           --------  --------
                                                           $373,024  $144,986
                                                           ========  ========

                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Dollars in Thousands, Except per Share Data)

                                                   YEARS ENDED DECEMBER 31,
                                                   --------------------------
                                                     1997     1996     1995
                                                   --------  -------  -------
Revenues.......................................... $121,363  $56,804  $30,004
Cost of operations................................   65,947   30,376   17,286
Selling, general, and administrative expenses.....   16,821    8,328    5,882
Depreciation and amortization.....................   21,975   12,334    6,308
                                                   --------  -------  -------
Operating income..................................   16,620    5,766      528
Interest expense..................................   (6,223)  (5,745)  (3,030)
Interest income...................................      201      260      189
Other income......................................      274      179      --
                                                   --------  -------  -------
Income (loss) before income taxes and
 extraordinary item...............................   10,872      460   (2,313)
Income tax expense................................    3,531      245      332
                                                   --------  -------  -------
Income (loss) before extraordinary item...........    7,341      215   (2,645)
Extraordinary item--loss on early retirement of
 debt.............................................      --      (476)    (908)
                                                   --------  -------  -------
Net income (loss).................................    7,341     (261)  (3,553)
Preferred stock dividend..........................      --      (109)    (190)
                                                   --------  -------  -------
Net income (loss) applicable to common
 stockholders..................................... $  7,341  $  (370) $(3,743)
                                                   ========  =======  =======
Basic earnings per common share:
 Income (loss) before extraordinary item.......... $   0.56  $  0.02  $ (0.85)
 Extraordinary item...............................      --     (0.07)   (0.27)
                                                   --------  -------  -------
 Net income (loss)................................ $   0.56  $ (0.05) $ (1.12)
                                                   ========  =======  =======
Diluted earnings per common share:
 Income (loss) before extraordinary item.......... $   0.53  $  0.01  $ (0.85)
 Extraordinary item...............................      --     (0.06)   (0.27)
                                                   --------  -------  -------
 Net income (loss)................................ $   0.53  $ (0.05) $ (1.12)
                                                   ========  =======  =======


                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (Dollars in Thousands)

                            COMMON STOCK                ADDITIONAL                  TOTAL
                          -----------------  WARRANTS    PAID-IN   ACCUMULATED  STOCKHOLDERS'
                            SHARES   AMOUNT OUTSTANDING  CAPITAL     DEFICIT       EQUITY
                          ---------- ------ ----------- ---------- -----------  -------------
Balance at December 31,
 1994...................   2,382,345  $ 24     $ 107      $ 16,157     $(4,156)      $ 12,132
Issuance of common
 stock, net of issuance
 costs..................   3,280,520    33        --       25,433           --         25,466
Dividends on preferred
 stock..................          --    --        --           --         (190)          (190)
Net loss................          --    --        --           --       (3,553)        (3,553)
                          ----------  ----     -----     --------      -------       --------
Balance at December 31,
 1995...................   5,662,865    57       107       41,590       (7,899)        33,855
Issuance of common
 stock, net of issuance
 costs..................   3,162,500    32        --       24,573           --         24,605
Exercise of common stock
 warrants and options...      47,016    --        --            7           --              7
Dividends on preferred
 stock..................          --    --        --           --         (109)          (109)
Net loss................          --    --        --           --         (261)          (261)
                          ----------  ----     -----     --------      -------       --------
Balance at December 31,
 1996...................   8,872,381    89       107       66,170       (8,269)        58,097
Issuance of common
 stock, net of issuance
 costs..................   8,925,000    89        --      193,870           --        193,959
Stock issued for
 acquisitions...........   1,416,912    14        --       37,067           --         37,081
Exercise of common stock
 warrants and options...     108,807     1      (107)         647           --            541
Tax benefit from
 exercise of stock
 options................          --    --        --          356           --            356
Net income..............          --    --        --           --        7,341          7,341
                          ----------  ----     -----     --------      -------       --------
Balance at December 31,
 1997...................  19,323,100  $193     $  --     $298,110      $  (928)      $297,375
                          ==========  ====     =====     ========      =======       ========


                             See accompanying notes

                        AMERICAN DISPOSAL SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)

                                                  YEARS ENDED DECEMBER 31,
                                                 -----------------------------
                                                   1997       1996      1995
                                                 ---------  --------  --------
OPERATING ACTIVITIES
Net income (loss)..............................  $   7,341  $   (261) $ (3,553)
Adjustments to reconcile net income (loss) to
 net cash provided by operating activities:
  Extraordinary item, net......................         --       476       908
  Depreciation and amortization................     21,975    12,334     6,308
  Provision for environmental and landfill
   costs.......................................        597       571       292
  Deferred income taxes........................        600       176        47
  Gain on sale of fixed assets.................       (212)      (98)       --
  Changes in operating assets and liabilities,
   net of effects from acquisitions:
    Trade receivables..........................     (8,630)   (2,600)     (340)
    Prepaid expenses and other assets..........     (6,187)   (1,071)     (161)
    Accounts payable, accrued liabilities and
     accrued environmental and landfill costs..      7,287       153     1,846
    Deferred revenue...........................      2,310       656       254
    Other long-term liabilities................      6,045        --        --
                                                 ---------  --------  --------
Net cash provided by operating activities......     31,126    10,336     5,601
INVESTING ACTIVITIES
Capital expenditures...........................    (24,320)  (14,003)   (6,173)
Cost of acquisitions...........................   (153,048)  (23,660)  (62,201)
                                                 ---------  --------  --------
Net cash used in investing activities..........   (177,368)  (37,663)  (68,374)
FINANCING ACTIVITIES
Net proceeds from issuances of common stock....    193,959    24,605    25,466
Exercise of common stock options...............        541         7        --
Tax benefit associated with stock options......        356        --        --
Proceeds from issuances from long-term debt....    141,177    66,950    32,568
Debt issuance costs............................     (1,022)   (2,596)     (946)
Repayments of indebtedness.....................   (188,644)  (51,162)   (2,698)
Redemption of preferred stock..................         --    (1,950)       --
Net proceeds from issuance of preferred stock..         --        --     1,908
Preferred stock dividend.......................         --      (109)     (190)
Proceeds from (payment of) note payable to
 stockholders..................................         --   (12,500)   12,500
                                                 ---------  --------  --------
Net cash provided by financing activities......    146,367    23,245    68,608
                                                 ---------  --------  --------
Net increase (decrease) in cash and cash
 equivalents...................................        125    (4,082)    5,835
Cash and cash equivalents, at beginning of
 year..........................................      2,301     6,383       548
                                                 ---------  --------  --------
Cash and cash equivalents, at end of year......  $   2,426  $  2,301  $  6,383
                                                 =========  ========  ========
NONCASH ACTIVITIES
Issuance of common stock for certain
 acquisitions..................................  $  37,081  $     --  $     --
Issuance of notes payable for certain
 acquisitions..................................      2,598        --        --
Consideration held back or held in escrow for
 certain acquisitions..........................     10,910     1,369        --
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest.........................  $   6,814  $  6,222  $  2,515
Cash (refunds) paid for income taxes...........      2,260      (159)      478

                             See accompanying notes

                       AMERICAN DISPOSAL SERVICES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1997, 1996 AND 1995

1. FORMATION AND BASIS OF PRESENTATION

  ADS, Inc. (ADS) was organized January 15, 1991, to acquire, develop, and operate non-hazardous municipal solid waste disposal, collection, and transfer operations and provide non-hazardous solid waste disposal management services to commercial, industrial, and residential customers. During 1993, an affiliate of Charterhouse Equity Partners, L.P. (CEP) purchased a controlling interest in ADS.

  County Disposal, Inc. (County) was incorporated by Charterhouse Equity Partners II, L.P. (CEPII) on April 27, 1995, for the purpose of acquiring certain net assets of Envirite Corporation (Envirite). On April 28, 1995 Envirite and County entered into an Asset Purchase Agreement whereby County agreed to purchase from Envirite certain landfill facilities and waste transportation and collection equipment located in Livingston County, Illinois, and Wyandot County, Ohio; all of the issued and outstanding capital stock of County Environmental Services, Inc., a wholly-owned subsidiary of Envirite, which owned and operated a landfill facility and waste transportation and collection equipment located in Clarion County, Pennsylvania; and certain related assets and assumption of certain liabilities.

  Effective January 1, 1996, the stockholders of ADS and County exchanged their shares for shares of a newly created holding company by the name of American Disposal Services, Inc. (the Company). This share exchange (the Exchange) qualifies as a transfer of companies under common control as affiliates of Charterhouse Group International, Inc. are the general partners and in control of CEP and CEPII and, accordingly, the transaction has been accounted for at historical cost in a manner similar to pooling of interests accounting. The financial statements have been prepared as if this Exchange had occurred as of December 31, 1994.

  In July 1996, the Company issued 3,162,500 shares of common stock at $9.00 per share in its initial public offering. Proceeds from the offering, net of underwriting commissions and related expenses, were $24.6 million. In April 1997, the Company issued 4,600,000 shares of common stock at $16.50 per share in a public offering. Proceeds from the offering, net of underwriting commissions and related expenses, were $70.1 million. The proceeds from each of these offerings were used to finance acquisitions and pay down a portion of the debt facility.

  In October 1997, the Company completed a public offering of 6,837,000 shares of common stock at $30.50 per share. Of the 6,837,000 shares, 4,325,000 shares were issued and sold by the Company and 2,512,000 shares were sold by selling stockholders. Proceeds to the Company from the offering, net of underwriting commissions and related expenses, were $123.8 million. Immediately following the offering, the Company had 19,129,542 shares of common stock issued and outstanding. The offering proceeds were used to finance acquisitions and pay down a portion of the debt facility.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

CONCENTRATION OF CREDIT RISK

  Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of

                       AMERICAN DISPOSAL SERVICES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

the Company's customer base. No single group or customer represents greater than 10% of total accounts receivable. The Company maintains an allowance for losses based on the expected collectibility of accounts receivable. Credit losses have been within managements expectations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  Trade receivables, trade payables, and debt obligations are carried at cost which approximates fair value.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

  Certain reclassifications have been made to prior year's financial statements to conform with the 1997 presentation.

CASH AND CASH EQUIVALENTS

  Cash and cash equivalents represent cash in banks and liquid investments with original maturities of three months or less.

RESTRICTED CASH HELD IN ESCROW

  Cash held in escrow represents cash held in banks restricted to fund obligations incurred in acquiring businesses. These obligations are expected to be funded in 1998.

PROPERTY AND EQUIPMENT

  Property and equipment are recorded at cost. Depreciation of equipment, which includes amortization of equipment capitalized under lease obligations, is computed using the straight-line method over the estimated useful lives of the respective assets assuming no salvage values as follows:

     Vehicles and equipment....................................  3 to 12 years
     Buildings................................................. 25 to 30 years

  Expenditures for major renewals are capitalized, and expenditures for routine maintenance and repairs are charged to expense as incurred.

  Capitalized landfill costs include expenditures for land and related airspace, permitting costs, preparation costs, and capitalized interest. Landfill permitting and preparation costs represent only direct costs related to these activities, including legal, engineering, construction of landfill improvements, cell development costs, and the direct costs of Company personnel dedicated for these purposes. Preparation costs for individual secure land disposal cells are recorded in property and equipment and amortized as the airspace is filled. Amortization rates are based on accounting estimates by management determined primarily from the results of engineering studies of the total estimated preparation cost expected to be incurred over the life of the related landfill. Landfill costs capitalized in 1997, 1996 and 1995 include capitalized interest of approximately $639,000, $481,000, and $0, respectively.

INTANGIBLE ASSETS

  The cost over fair value of net assets of acquired businesses represents long-lived intangible assets including routes, tradenames and goodwill and is amortized on a straight-line method over periods not exceeding 40 years. Other intangible assets, substantially all of which are covenants not to compete and customer lists, are amortized

                       AMERICAN DISPOSAL SERVICES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

on the straight-line method over their estimated lives, typically no more than 8 years. Amortization expense for fiscal years 1997, 1996, and 1995 related to intangible assets was approximately $3.0 million, $1.0 million, and $1.4 million, respectively. In 1995, the Company determined not to enforce certain covenants not to compete which arose from 1993 transactions. The net book value of such covenants of $505,000 was fully written-off and included in 1995 amortization expense.

  The Company continually evaluates the value and future benefits of its intangibles. The Company assesses recoverability from future operations using income from operations of the related acquired business as a measure. Under this approach, the carrying value would be reduced if it becomes probable that the Company's best estimate for expected future cash flows of the related business would be less than the carrying amount of the intangible over the remaining amortization period. For the three year period ended December 31, 1997, there were no adjustments to the carrying amounts of intangibles resulting from these evaluations.

DEFERRED ACQUISITION COSTS

  The Company capitalizes engineering, legal, accounting, and other direct costs paid to outside parties that are incurred in connection with potential acquisitions. The Company, however, routinely evaluates such capitalized costs and charges to expense those relating to abandoned acquisition candidates. Indirect acquisition costs, such as executive salaries, general corporate overhead, and other corporate services are expensed as incurred. Net deferred acquisition costs, included in other intangible assets, were approximately $478,000 and $545,000 at December 31, 1997 and 1996, respectively.

ACCRUED ENVIRONMENTAL AND LANDFILL COSTS

  Accrued environmental and landfill costs represent landfill accruals which are provided for environmental compliance costs and closure and post-closure costs. These accruals are based on accounting estimates by management determined primarily from the results of engineering studies and reviews and on interpretation of the technical standards of the Environmental Protection Agency's Subtitle D regulations, or the approved state counterpart, and recently promulgated air emissions standards under the Clean Air Act, as they apply on a state-by-state basis. The Company typically provides accruals for these costs as permitted airspace of such facilities is consumed. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Certain of these accrued environmental and landfill costs, principally capping, leachate collection and removal, and methane gas control and recovery, are operating and maintenance costs to be incurred during the 30-year period after the facility closes, but are accrued during the operating life of the site in accordance with the landfill operation requirements of Subtitle D and the EPA's recently promulgated air emissions standards. An environmental and landfill cost accrual is provided as a liability assumed for purchased landfill operations based on permitted airspace consumed prior to the acquisition date and is included in the purchase price allocation (see
Note 3). The Company has estimated that, as of December 31, 1997, post-closure expenses, including cap maintenance, groundwater monitoring, methane gas control and recovery and leachate treatment/disposal for up to 30 years after closure in certain cases, will approximate $17.3 million. In addition, the Company has estimated that, as of December 31, 1997, closure costs expected to occur during the operating lives of these facilities will approximate $54.4 million. These accruals are reviewed by management periodically and revised prospectively for any significant changes in future cost estimates.

INCOME TAXES

  Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                       AMERICAN DISPOSAL SERVICES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)


REVENUE RECOGNITION

  Landfill revenues are recorded at the date of actual waste disposal. Revenues billed prior to the performance of services are deferred and recorded as income in the period in which the related services are rendered, generally over a three-month period.

ADVERTISING COSTS

  Advertising costs are expensed as incurred. Advertising costs for fiscal years 1997, 1996 and 1995 were approximately $438,000, $181,000 and $84,000, respectively.

EARNINGS PER SHARE

  In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), which replaced the calculation of primary and fully diluted earnings per common share with basic and diluted earnings per common share. Unlike primary earnings per common share, basic earnings per common share excludes any dilutive effects of options, warrants and convertible securities. All earnings
(loss) per common share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS 128 requirements (see Note 12). In restating earnings (loss) per common share to comply with the SFAS 128 requirements, the Company applied the recently issued Staff Accounting Bulletin No. 98 (SAB 98). As a result of applying the provisions of SAB 98, the Company has restated 1995 loss per common share to exclude the anti-dilutive effect of options and warrants granted within one year of the Company's initial public offering and with exercise prices below the initial public offering price of $9.00 per common share.

EMPLOYEE STOCK OPTIONS

  The Company typically grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for such stock option grants in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Options Issued to Employees" (APB 25), and, accordingly, typically recognizes no compensation expense for these stock option grants.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." The SOP is effective for fiscal years beginning after December 15, 1996, and provides that environmental remediation liabilities should be accrued when the criteria of FAS 5, "Accounting for Contingencies," are met. Included in the SOP are benchmarks to aid in the determination of when such criteria are met and environmental liabilities should be recognized. The adoption of SOP 96-1 did not have a material effect on the Company's consolidated financial position, results of operation, or cash flows.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 will have no impact on the Company's consolidated financial position, results of operations, or cash flows.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected

                       AMERICAN DISPOSAL SERVICES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company has evaluated the disclosure requirements of SFAS No. 131 and believes that its adoption will have no material impact on its future disclosure requirements.

3. ACQUISITIONS

  The acquisitions below have been accounted for using the purchase method of accounting and, accordingly, the results of their operations have been included in the Company's results of operations from their respective acquisition dates. The purchase prices have been allocated to the assets acquired and liabilities assumed based on their fair values at their respective acquisition dates with the residual allocated to cost over fair value of net assets acquired.

  During 1997 the Company acquired 28 non-hazardous solid waste businesses, consisting of 28 collection operations, seven transfer stations, four landfills, and two beneficial reuse facilities. During 1996, the Company acquired sixteen non-hazardous solid waste businesses, consisting of 16 collection operations and two transfer stations. As described in Note 1, the Company acquired three non-hazardous solid waste landfills and a solid waste collection operation (the Envirite Acquisition) during 1995.

  The Company has not completed its valuation of certain of its 1997 purchases and the purchase price allocations are subject to change when additional information concerning asset and liability valuations is completed.

  The purchase prices allocated to the net assets acquired are as follows (in thousands):

                                                           DECEMBER 31,
                                                     --------------------------
                                                       1997     1996     1995
                                                     --------  -------  -------
   Property and equipment........................... $ 74,472  $ 8,425  $62,288
   Accounts receivable and inventory................    4,781      810    3,363
   Other assets.....................................    1,480      785    1,664
   Cost over fair value of net assets acquired......  128,328   15,642    3,060
   Total liabilities assumed........................   (5,424)    (633)  (8,174)
                                                     --------  -------  -------
   Total purchase price............................. $203,637  $25,029  $62,201
                                                     ========  =======  =======

  The Company has entered into certain acquisition agreements that include consideration that is issuable upon the resolution of certain contingent incentives available to the former owners of the acquired businesses. These contingencies are not recorded as liabilities or shown as outstanding securities unless the outcome of the contingency is determinable beyond reasonable doubt. The resolution of these contingencies could result in additional payments in cash or shares of Company common stock (see Note 12) through September 10, 2006. The additional cash payments are not expected to exceed $37,500,000.

                       AMERICAN DISPOSAL SERVICES, INC.

3. ACQUISITIONS--(CONTINUED)


  The pro forma unaudited results of operations for the years ended December 31, 1997 and 1996, assuming each acquisition above and the public offerings (see Note 1) had occurred on January 1, 1996, are as follows (in thousands, except per share data):

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                        ---------------------
                                                           1997       1996
                                                        ---------- ----------
   Revenues............................................ $  160,869 $  142,380
   Operating income....................................     24,424     18,269
   Income before extraordinary item....................     15,272     11,319
   Net income applicable to common stockholders........     15,272     10,843
   Pro forma basic earnings per common share:
     Income before extraordinary item.................. $     0.80 $     0.64
     Extraordinary item................................         --      (0.03)
                                                        ---------- ----------
     Net income........................................ $     0.80 $     0.61
                                                        ========== ==========
   Pro forma weighted average common stock
    outstanding........................................ 19,188,674 17,653,952
                                                        ========== ==========
   Pro forma diluted earnings per common share:
     Income before extraordinary item.................. $     0.77 $     0.63
     Extraordinary item................................         --      (0.03)
                                                        ---------- ----------
     Net income........................................ $     0.77 $     0.60
                                                        ========== ==========
   Pro forma weighted average common stock and common
    stock equivalent shares outstanding................ 19,833,665 18,021,839
                                                        ========== ==========

  The pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on January 1, 1996 nor are they necessarily indicative of future operating results.

4. PROPERTY AND EQUIPMENT

  Property and equipment are summarized as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                                1997     1996
                                                              --------  -------
   Land...................................................... $ 18,229  $ 5,417
   Landfills.................................................  120,949   78,547
   Buildings.................................................   16,014    3,285
   Vehicles and equipment....................................   52,903   23,977
                                                              --------  -------
                                                               208,095  111,226
   Less: Accumulated depreciation and amortization...........  (33,755) (17,534)
                                                              --------  -------
                                                              $174,340  $93,692
                                                              ========  =======

                       AMERICAN DISPOSAL SERVICES, INC.

5. OBLIGATIONS


                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1997    1996
                                                                 ------- -------
   Long-term debt:
     Acquisition loan, ING Capital Corporation.................  $19,666 $41,506
     Term loan, ING Capital Corporation........................      --   24,750
     Other borrowings, with interest rates ranging from 6.0% to
      11.0%....................................................    3,171   1,101
   Capital lease obligations:
     Capital lease obligations with interest and principal due
      monthly through 1999, at various interest rates ranging
      from 9.50% to 9.75%, secured by equipment................      311     660
                                                                 ------- -------
                                                                  23,148  68,017
   Less: Current portion.......................................    2,360   2,572
                                                                 ------- -------
   Long-term obligations, net of current portion...............  $20,788 $65,445
                                                                 ======= =======

  In May 1997, the Company increased the amount of its revolving credit and term loan facility (the "Credit Facility") with ING (U.S.) Capital Corporation from $125 million to $200 million. At that time, the Credit Facility provided the Company with a term loan of $60 million and a revolving credit facility of $140 million to be used for acquisitions (of which $20 million could be used for working capital and letter of credit purposes). In October 1997, the Company repaid its $60 million term loan with the proceeds of a public offering, and at December 31, 1997 maintains its $140 million revolving credit facility. The various loans and lines of credit under the Credit Facility bear interest at rates per annum equal to, at the Company's discretion, either: (i) the prime rate, plus an applicable margin; or (ii) the London Interbank Offered Rate ("LIBOR"), plus an applicable margin, and mature in 2002. As of December 31, 1997, the interest rates on the acquisition loan under the Credit Facility ranged from 7.00% to 8.50%. The Credit Facility is secured by substantially all of the assets of the Company. The Company's ability to use the acquisition facility is based upon a number of covenants, including the maintenance of specified debt to equity and fixed charge coverage ratios. At December 31, 1997 the Company was in compliance with the terms of these covenants. In connection with refinancings during 1996 and 1995, the Company recognized an extraordinary loss, net of income tax benefit, of $476,000 and $908,000, respectively, representing unamortized deferred debt issuance costs related to refinanced obligations.

  At December 31, 1997, maturities of obligations (excluding capital lease obligations) are as follows (in thousands):

   1998................................................................. $ 2,160
   1999.................................................................     601
   2000.................................................................     180
   2001.................................................................     191
   2002 and thereafter..................................................  19,705
                                                                         -------
                                                                         $22,837
                                                                         =======

                       AMERICAN DISPOSAL SERVICES, INC.

6. INCOME TAXES


  Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                                                1997     1996
                                                               -------  -------
Deferred tax assets arising from:
  Net operating loss carryforwards............................ $ 3,999  $ 2,938
  Closure and post-closure costs..............................     240      421
  Amortization of intangibles.................................   1,059      881
  Other.......................................................     561       26
                                                               -------  -------
Total deferred tax assets.....................................   5,859    4,266
Valuation allowance...........................................  (1,776)  (2,280)
                                                               -------  -------
Net deferred tax assets....................................... $ 4,083  $ 1,986
                                                               =======  =======
Deferred tax liabilities arising from:
  Property and equipment...................................... $ 4,414  $ 2,855
  Amortization of intangibles and landfill....................   1,184      472
  Other.......................................................     501       75
                                                               -------  -------
Total deferred tax liabilities................................ $ 6,099  $ 3,402
                                                               =======  =======
Net deferred tax liability.................................... $ 2,016  $ 1,416
                                                               =======  =======

  At December 31, 1997, the Company had net operating loss (NOL) carryforwards of approximately $10.5 million for federal income tax purposes that expire in years 2006 to 2011. The utilization of the NOL carryforwards is limited by future taxable earnings generated at the subsidiary level. The Company recorded a valuation allowance to reflect uncertainty as to the utilization of such NOL carryforwards for financial reporting purposes. The maximum annual utilization of such NOL carryforwards are limited under the Internal Revenue Code as a result of changes in ownership that have occurred.

  Significant components of income tax expense were as follows (in thousands):

                                                      YEARS ENDED DECEMBER 31,
                                                      ---------------------------
                                                        1997     1996     1995
                                                      --------- -------- --------
   Current:
     Federal......................................... $   2,793 $    99  $   141
     State...........................................       138     (30)     144
                                                      --------- -------  -------
                                                          2,931      69      285
   Deferred:
     Federal.........................................       553     146       38
     State...........................................        47      30        9
                                                      --------- -------  -------
                                                            600     176       47
                                                      --------- -------  -------
   Total provision................................... $   3,531 $   245  $   332
                                                      ========= =======  =======

                       AMERICAN DISPOSAL SERVICES, INC.

6. INCOME TAXES--(CONTINUED)


  A reconciliation from the statutory income tax rate to the effective income tax rate was as follows:

                                                  YEARS ENDED DECEMBER 31,
                                                  --------------------------
                                                   1997     1996      1995
                                                  -------- -------- --------
   Federal statutory income tax rate.............    35.0%    34.0%    (34.0)%
   Effect of:
     State taxes, net of federal tax effect......     1.1      --        3.1
     Nondeductible goodwill......................     1.9     15.5       --
     Net operating loss with no benefit..........     --       --       39.6
     Utilization of net operating loss
      carryforward...............................    (5.0)     --        --
     Other, net..................................    (0.5)     3.8       1.6
                                                  -------  -------  --------
   Effective tax rate............................    32.5%    53.3%     10.3 %
                                                  =======  =======  ========

7. RELATED PARTY TRANSACTIONS

  The Company had entered into a management agreement with a stockholder for certain services to be rendered to the Company in exchange for annual management fees. The management agreement was terminated in connection with the initial public offering during July 1996. Management fees of approximately $466,000 and $659,000 were incurred in 1996 and 1995, respectively. At December 31, 1995, the Company had a $12,500,000 unsecured note payable outstanding to a stockholder, which was issued on November 16, 1995 and was due November 16, 1996, bearing an annual interest rate of prime plus 3%. The Company repaid the note payable to the stockholder in May 1996. Interest expense relating to this note payable was approximately $621,000 and $180,000 in 1996 and 1995, respectively.

8. COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL AND REGULATORY REQUIREMENTS

  The business and activities of the Company are, and may become more, extensively regulated by, among others, the federal Environmental Protection Agency, the Department of Transportation, the Interstate Commerce Commission, and various state and local environmental and transportation regulatory authorities. The Company is subject to various statutes and regulations which include, but are not limited to, the Resource Conservation and Recovery Act of 1976, the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Clean Air Act, and numerous state and local laws and regulations. The full impact of these laws and regulations and the possible adoption of new statutes and regulations with respect to the Company's facilities and operations is uncertain and could have material adverse effects on the Company's business, results of operations, and financial condition in that the Company: (i) could be required to incur additional expenses in compliance efforts, (ii) might be unable to comply, forcing the Company to cease operations, and (iii) could incur additional liability for past operation(s) of acquired assets. These regulations may also impose restrictions on the Company's operations, such as limiting the expansion of disposal facilities, limiting or banning the disposal of out-of-state waste or certain other categories of waste, or mandating the disposal of local refuse.

  Although the Company believes it is in substantial compliance with current regulatory requirements, because of heightened political and public concern over environmental issues, companies in the waste disposal industry, including the Company, may become subject to judicial and administrative proceedings involving federal, state, or local agencies in the normal course of business.

                       AMERICAN DISPOSAL SERVICES, INC.

8. COMMITMENTS AND CONTINGENCIES--(CONTINUED)


  The Company has obtained some levels of pollution liability insurance covering certain claims for sudden or gradual onset environmental damage at its landfill sites. The Company carries a comprehensive general liability insurance policy which management considers adequate to protect its assets and operations from other risks.

  The Company also may be subject to claims for personal injury or property damage arising out of motor vehicle accidents involving its trucks. The Company currently carries insurance with policy limits which management believes to be sufficient to cover these risks. If the Company were to incur liabilities outside of or in excess of its insurance limits, its financial condition could be adversely affected.

  In connection with the Company's existing landfills, the Company has obtained financial assurance bonds for approximately $26.9 million at December 31, 1997, from a financial institution to provide financial assurance that closure and postclosure expenses will be met in the event that the Company is not able to fulfill its closure and postclosure obligations.

CONTINGENT PAYMENTS RELATED TO ACQUISITIONS

  The Company has entered into certain acquisition agreements that include consideration that is issuable upon the resolution of certain contingent incentives available to the former owners of the acquired businesses. See Note 3 and Note 12 for further discussion.

FUTURE MINIMUM LEASE PAYMENTS

  At December 31, 1997, future minimum lease payments under noncancelable lease obligations are as follows (in thousands):

                                                               CAPITAL OPERATING
                                                               LEASES   LEASES
                                                               ------- ---------
1998..........................................................  $224    $ 2,012
1999..........................................................   111      1,521
2000..........................................................    --      1,335
2001..........................................................    --      1,295
2002 and thereafter...........................................    --      6,262
                                                                ----    -------
Total minimum payments........................................   335    $12,425
                                                                        =======
Less: Amount representing interest............................    24
                                                                ----
Present value of net minimum lease payments...................  $311
                                                                ====

  Rental expense in 1997, 1996, and 1995 was approximately $1.8 million, $1.3 million and $793,000, respectively.

9. RETIREMENT PLAN

  Effective January 1, 1996, the Company established a defined contribution retirement savings plan covering substantially all employees of the Company. Each participant may elect to defer a portion of annual compensation subject to certain limitations. The Company matches up to 50% of the first $1,000 of participant contributions to the plan. The Company's contributions for the years ended December 31, 1997 and 1996 were approximately $129,000 and $94,000, respectively.

                       AMERICAN DISPOSAL SERVICES, INC.

10. REDEEMABLE PREFERRED STOCK


  On March 28, 1995, the Company issued 1,950 of its Series A Preferred Stock and 46,550 warrants to purchase shares of common stock of the Company, for $1,950,000. The holder of the warrants had the right to purchase one common share for each warrant held at the exercise price of $.10 per share on or before December 31, 2002. The Company redeemed the outstanding preferred stock in May 1996, and paid any accrued dividends related to the preferred stock. The warrants were exercised in 1996.

11. STOCKHOLDERS' EQUITY

STOCK OPTIONS

  The Company's Board of Directors adopted the American Disposal Services, Inc. 1996 Stock Option Plan effective January 1, 1996. The plan permits grants of options up to an aggregate of 1,600,000 shares of common stock to employees and certain consultants of the Company, on such terms as the Company's compensation committee (or a stock option subcommittee thereof) determines. During 1997, the Company's stockholders approved an increase in the aggregate number of shares available for grant under the plan from 1,100,000 shares to 1,600,000 shares. Options granted under the plan as of January 1, 1996 replaced existing stock options granted by ADS and County in connection with the Exchange. The stock options vest over three and five year periods and are exercisable over a ten year period from the original grant dates. All vesting is subject to acceleration under specified circumstances.

  Options to purchase an aggregate of 63,601 shares were granted outside the plan to a former employee and were fully vested as of January 1, 1996. Such shares have an exercise price of $7.17 per share, increasing at 25% per annum from the date of original grant of the ADS stock options they replace.

  A summary of stock option information follows:

                                 1997               1996              1995
                          ------------------- ----------------- ----------------
                                     WEIGHTED          WEIGHTED         WEIGHTED
                                     AVERAGE           AVERAGE          AVERAGE
                                     EXERCISE          EXERCISE         EXERCISE
                           OPTIONS    PRICE   OPTIONS   PRICE   OPTIONS  PRICE
                          ---------  -------- -------  -------- ------- --------
Outstanding at beginning
 of year................    934,914   $ 7.47  869,617   $7.36   186,444  $7.17
  Granted...............    476,735    21.29   68,270    9.00   683,173   7.41
  Exercised.............    (49,793)   10.86     (467)   7.17         0    --
  Forfeited.............     (9,286)   12.98   (2,506)   7.64         0    --
                          ---------   ------  -------   -----   -------  -----
Outstanding at end of
 year...................  1,352,570   $12.58  934,914   $7.47   869,617  $7.36
                          =========   ======  =======   =====   =======  =====
Exercisable at end of
 year...................    620,585           434,553           105,223
Available future grant..    260,771           228,220           293,984
Weighted average value
 of options granted
 during the year........              $10.75            $4.33            $1.88

  Options outstanding and exercisable as of December 31, 1997 by price range:

                                         OUTSTANDING             EXERCISABLE
                                ------------------------------ ----------------
                                          WEIGHTED    WEIGHTED         WEIGHTED
                                           AVERAGE    AVERAGE          AVERAGE
                                          REMAINING   EXERCISE         EXERCISE
RANGE OF EXERCISE PRICES        SHARES  LIFE IN YEARS  PRICE   SHARES   PRICE
------------------------        ------- ------------- -------- ------- --------
$ 7.17--$ 9.00................. 858,205      7.4       $ 7.48  596,653  $ 7.42
$17.25--$17.50................. 282,431      9.2       $17.36      --      --
$21.67--$29.63................. 211,934      9.2       $26.84   23,932  $22.97

                       AMERICAN DISPOSAL SERVICES, INC.

11. STOCKHOLDERS' EQUITY--(CONTINUED)

  The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Disclosure of pro forma information regarding net income (loss) and net income (loss) per common share is required by SFAS 123, and has been determined as if the Company had accounted for its stock options granted in 1997, 1996, and 1995 using SFAS 123. The options granted in 1997 and 1996 were valued using the Black-Scholes option pricing model. The options granted in 1995, as a non-public company, were valued using the minimum value method. The Black-Scholes option valuation model requires the input of highly subjective assumptions and, because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the model cannot necessarily provide a single measure of the fair value of its stock options. The following assumptions were utilized in the valuation:

                                                              DECEMBER 31,
                                                         -----------------------
                                                          1997    1996    1995
                                                         ------- ------- -------
   Risk-free interest rate..............................   6.31%   6.65%   5.85%
   Expected dividend yield..............................      0%      0%      0%
   Expected stock price volatility......................   48.9%   44.4%     n/a
   Expected life of options............................. 5 years 5 years 5 years

  Had compensation cost for the Company' stock options granted in 1997 and 1996 been determined based on the fair value at the dates of grants, the Company's net income (loss) and net income (loss) per common share would have been as follows on a pro forma basis (in thousands, except per share data):

                                                  YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                   1997    1996      1995
                                                 -------- -------- ---------
   Net income (loss) applicable to
    common stockholders............. As reported $  7,341 $  (370) $  (3,743)
                                     Pro forma      5,998    (687)    (3,807)
   Basic earnings (loss) per common
    share........................... As reported     0.56   (0.05)     (1.12)
                                     Pro forma       0.46   (0.10)     (1.14)
   Diluted earnings (loss) per
    common share.................... As reported     0.53   (0.05)     (1.12)
                                     Pro forma       0.43   (0.09)     (1.14)

  The pro forma effect for 1997, 1996, and 1995 is not representative of the pro forma effect in future years as the pro forma disclosures reflect only the fair value of stock options granted in 1997, 1996, and 1995 and do not reflect the fair value of outstanding options granted prior to 1995.

STOCK WARRANTS

  In connection with obtaining various credit agreements, the Company issued warrants to purchase 168,905 shares of common stock with exercise prices ranging from $4.72 to $7.41 per share. The Company recorded the fair value of the warrants as a component of equity and recognized debt issuance cost of $106,666. The warrants expire 10 years from date of issuance. On November 13, 1997 warrant certificates representing 26,137 shares with an exercise price of $7.17 per share and 45,193 shares with an exercise price of $4.72 per share were exercised on a cashless basis. On January 9, 1998 warrant certificates representing 48,787 shares with an exercise price of $7.41 per share were exercised on a cashless basis.

                       AMERICAN DISPOSAL SERVICES, INC.

11. STOCKHOLDERS' EQUITY--(CONTINUED)


PREFERRED STOCK

  In connection with the Exchange, 5,000,000 shares of new preferred stock of the Company were authorized with none issued at December 31, 1997 and 1996.

12. EARNINGS PER SHARE

  The following table sets forth the computation of earnings (loss) per common share (in thousands, except per share data):

                                                  YEARS ENDED DECEMBER 31,
                                               -------------------------------
                                                  1997      1996       1995
                                               ---------- ---------  ---------
Numerator:
  Net income (loss) applicable to common
   stockholders............................... $    7,341 $    (370) $  (3,743)
                                               ========== =========  =========
Denominator:
  Denominator for basic earnings per common
   share--weighted-average shares............. 13,177,346 7,063,928  3,340,512
  Effect of dilutive securities:
    Stock options and warrants................    644,991   401,122        --
                                               ---------- ---------  ---------
  Denominator for diluted earnings per common
   share--adjusted weighted-average shares and
   assumed conversions........................ 13,822,337 7,465,050  3,340,512
                                               ---------- ---------  ---------
    Basic earnings per common share........... $     0.56 $   (0.05) $   (1.12)
    Diluted earnings per common share.........       0.53     (0.05)     (1.12)

  Options to purchase 171,500, 13,502, and 3,000 shares of common stock at $27.13, $29.63, and $29.00, respectively, were outstanding during 1997, but were not included in the computation of diluted earnings per common share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

  Under one of the Company's acquisition agreements, if certain revenue goals are met by the former owner of the acquired business, the Company is obligated to deliver up to 115,000 additional shares of common stock to the former owner. No portion of the 115,000 additional shares are included in the computation of diluted earnings per common share in 1997 because none of the revenue goals have been met as of December 31, 1997. Under another acquisition agreement, if certain contracts are obtained or waste volume goals are met by the former owner of the acquired business, the Company is obligated to deliver additional shares of stock to the former owner. As the amount of shares are to be determined using a future share price, it is not possible to estimate the amount of shares that could be delivered by the Company. The value of additional shares to be issued is not expected to exceed $12,500,000. No additional shares are included in the computation of diluted earnings per common share in 1997 because the contracts have not been obtained and waste volume goals have not been met as of December 31, 1997.

  Subsequent to December 31, 1997, the Company has issued 1,304,444 additional shares of common stock in conjunction with subsequent acquisitions and the exercise of warrants and stock options.

13. SUBSEQUENT EVENTS

  Subsequent to December 31, 1997, the Company has acquired twelve solid waste companies. On January 5, 1998, the Company acquired all of the outstanding stock of R.C. Miller Enterprises, Inc. (R.C. Miller). The Company's acquisition of R.C. Miller represents the substantial majority of the net assets of companies acquired subsequent to December 31, 1997.

                       AMERICAN DISPOSAL SERVICES, INC.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)


  Selected quarterly financial data for 1997 and 1996 is as follows (in thousands, except per share data):

                                     FIRST   SECOND    THIRD  FOURTH
                                    QUARTER  QUARTER  QUARTER QUARTER  TOTAL
                                    -------  -------  ------- ------- --------
               1997
               ----
Net sales.........................  $18,511  $27,763  $35,373 $39,716 $121,363
Gross profit......................    8,619   12,575   16,039  18,183   55,416
Net income........................      446    1,236    2,515   3,144    7,341
Basic earnings per common share...     0.05     0.11     0.18    0.17     0.56
Diluted earnings per common
 share............................     0.05     0.10     0.17    0.17     0.53
               1996
               ----
Net sales.........................  $11,724  $13,453  $15,122 $16,505 $ 56,804
Gross profit......................    5,616    6,391    7,022   7,399   26,428
Net income (loss) before
 extraordinary item...............     (479)    (199)     227     557      106
Net income (loss) applicable to
 common stockholders..............     (479)    (675)     227     557     (370)
Basic earnings (loss) per common
 share before extraordinary item..    (0.08)   (0.04)    0.03    0.06     0.02
Diluted earnings (loss) per common
 share before extraordinary item..    (0.08)   (0.04)    0.03    0.06     0.01
Basic and diluted earnings (loss)
 per common share.................    (0.08)   (0.12)    0.03    0.06    (0.05)


Note:
   Earnings per common share have been restated to comply with SFAS No. 128. The earnings per common share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings per common share amounts do not necessarily equal the earnings per common share amounts for the year.

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 NO DEALER, SALESPERSON OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMA-
TION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPA-NY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CON-STITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANY PER-SON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DE-LIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANC-ES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS COR-RECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  13
Price Range of Common Stock..............................................  13
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Selected Consolidated Financial Data.....................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  22
Management...............................................................  33
Principal and Selling Stockholders.......................................  35
Transfer Agent...........................................................  36
Shares Eligible for Future Sale..........................................  36
Underwriting.............................................................  37
Legal Matters............................................................  39
Experts..................................................................  39
Available Information....................................................  39
Incorporation of Certain Documents by Reference..........................  40
Index to Financial Statements............................................ F-1

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                               4,000,000 SHARES


                                   [LOGO]
                       AMERICAN DISPOSAL SERVICES, INC.

                                 COMMON STOCK

                              -------------------

                                  PROSPECTUS

                              -------------------



                               CIBC OPPENHEIMER
                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION



                                 APRIL 3, 1998

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